   As Filed with the Securities and Exchange Commission on August 19, 1999
                         Registration No. 333-__________

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM SB-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                               Suite101.com, Inc.
-------------------------------------------------------------------------------
                 (Name of small business issuer in its charter)

         DELAWARE                      7372                       33-0464753
-------------------------------------------------------------------------------
     (State or other             (Primary Standard              (IRS Employer
jurisdiction incorporation    Industrial Classification         Identification
    of or organization)             Code Number)                    Number)

                        SUITE 390 - 1122 MAINLAND STREET,
                   VANCOUVER, BRITISH COLUMBIA, CANADA V6B 5L1
                                 (604) 682-1400
-------------------------------------------------------------------------------
         (Address, and telephone number, of principal executive offices)

                        SUITE 390 - 1122 MAINLAND STREET,
                   VANCOUVER, BRITISH COLUMBIA, CANADA V6B 5L1
-------------------------------------------------------------------------------
(Address of principal place of business or intended principal place of business)

                          PETER L. BRADSHAW, PRESIDENT
                        SUITE 390 - 1122 MAINLAND STREET,
                   VANCOUVER, BRITISH COLUMBIA, CANADA V6B 5L1
                                 (604) 682-1400
-------------------------------------------------------------------------------
           (Name, address, and telephone number, of agent for service)

                                    Copy to:

                           WILLIAM S. CLARKE, ESQUIRE
                             WILLIAM S. CLARKE, P.A.
                      457 NORTH HARRISON STREET, SUITE 103
                           PRINCETON, NEW JERSEY 08540
                                 (609) 921-3663
                            FACSIMILE (609) 921-3933


                 Approximate date of proposed sale to the public:
  AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT HAS BECOME EFFECTIVE.

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                         CALCULATION OF REGISTRATION FEE


------------------------------------------------------------------------------------------------------------------
     TITLE OF EACH
        CLASS OF                                    PROPOSED MAXIMUM       PROPOSED MAXIMUM
    SECURITIES TO BE          AMOUNT TO BE           OFFERING PRICE            AGGREGATE              AMOUNT OF
       REGISTERED              REGISTERED               PER UNIT            OFFERING PRICE        REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
     Common Stock,              2,000,000               1.72(1)               $3,440,000               $956.00
     $.001 par value
------------------------------------------------------------------------------------------------------------------
     Common Stock,              1,000,000(2)            4.50(3)               $4,500,000              $1,251.00
     $.001 par value
------------------------------------------------------------------------------------------------------------------
                                                                                 TOTAL                $2,207.00
------------------------------------------------------------------------------------------------------------------


(1) The registration fee has been calculated in accordance with Rule 457(c). On August 12, 1999, the average of the bid and asked price for the Company's Common Stock on the OTC Bulletin Board was $1.72.

(2) Plus such additional shares as may be issued pursuant to the anti-dilution provisions of the common stock purchase warrants.

(3) The shares are issuable on exercise of outstanding common stock purchase warrants. Pursuant to Rule 457(g), the Registration fee has been calculated on the basis of the exercise price of the warrants.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its Effective Date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                 SUBJECT TO COMPLETION, DATED AUGUST 19, 1999

PROSPECTUS

                               Suite101.Com, Inc.
                                  COMMON STOCK

         Suite101.com, Inc. is an Internet company engaged in the creation, operation and maintenance of a World Wide Web based community, known as Suite101.com, for Internet users to express themselves, share ideas, interests and expertise, and publish content accessible to other users with common interests.

         This Prospectus relates to the resale by the holders of up to an aggregate of 3,000,000 shares of our Common Stock. Of those shares, 2,000,000 are issued and outstanding and 1,000,000 shares are issuable on exercise of outstanding common stock purchase warrants expiring February 29, 2000 and currently exercisably at $4.50 per share. These shares are being registered for resale pursuant to an agreement we entered into with the holders when they purchased the shares in April 1999.

        Our Common Stock is quoted on the OTC Bulletin Board-Registered Trademark- with a trading symbol of "BOWG." On August 9, 1999, the closing bid quotation of our Common Stock as reported on the OTC Bulletin
Board-Registered Trademark-was $1.56.

         We expect that these shares of Common Stock may be sold or distributed from time to time by or for the account of the holders through underwriters or dealers, through brokers or other agents, or directly to one or more purchasers, including pledgees, at market prices prevailing at the time of sale or at prices otherwise negotiated. The shares also may be sold by donees or by other persons acquiring the shares. We will receive no portion of the proceeds from the sale of the shares, except that we may receive the exercise price from any exercise of the warrants. We will bear certain expenses incident to the registration of the shares.

         WE ASK THAT YOU CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    PROSPECTUS DATED   , 1999

              WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and its rules and regulations. This means that we file reports, proxy and information statements and other information with the Securities and Exchange Commission. The reports, proxy and information statements and other information that we file can be read and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, Northwest, Washington, DC 20549; and at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Commission at prescribed rates through its Public Reference Section at 450 Fifth Street, Northwest, Washington, DC 20549. The Commission maintains a Web site that contains the reports, proxy and information statements and other information that we file electronically with the Commission and the address of that Web site is http://www.sec.gov.

         This Prospectus is part of a registration statement we filed with the Commission. You should rely only on the information or representations provided in this Prospectus and any information we have incorporated by reference. We have authorized no one to provide you with any information other than that provided in this Prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus is accurate as of any date other than the date on the front of the document

                                TABLE OF CONTENTS


Prospectus Summary........................................................... 1.

The Offering................................................................. 2.

Summary Historical Financial Data............................................ 3.

Risk Factors................................................................. 4.

Cautionary Statement for Purposes of
The "Safe Harbor" Provisions of
The Private Securities Litigation Reform Act of 1996......................... 20.

Use of Proceeds.............................................................. 22.

Price Range of Common Stock.................................................. 23.

Dividend Policy.............................................................. 24.

Capitalization............................................................... 24.

Management's Discussion and Analysis of
Financial Condition or Plan of Operation..................................... 25.

Business of the Company...................................................... 30.

Management................................................................... 44.

Certain Relationships & Related Transactions................................. 46.

Principal and Other Stockholders............................................. 47.

Selling Securityholders...................................................... 49.

Plan of Distribution......................................................... 52.

Description of Capital Stock................................................. 53.

Legal Matters................................................................ 54.

Independent Public Accountants............................................... 54.

Sources...................................................................... 54.

Financial Statements......................................................... F-1


                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information, financial statements and other data appearing elsewhere in this Prospectus. At various places in this Prospectus, we make reference to the "Company." When we use that term, we mean Suite101.com, Inc. and its wholly owned subsidiary.

                               Suite101.Com, Inc.

         We are an Internet company engaged in the creation, operation and maintenance of a World Wide Web based community, known as Suite101.com. Our community includes our visitors and Members who are Internet users. It also includes Contributing Editors who create our directory of personalized Web sites organized topically into eleven major Communities of Interest. Our directory, the "Best-of-Web Guide" was started in 1996. We believe we were one of the first Internet sites to engage people rather than software (search engines) to find information on the Internet. At the end of July 1999, we have over 700 Web guides or "Contributing Editors" searching the Internet for the best resources in 714 topic areas.

         Since 1996, our Contributing Editors, who are typically enthusiasts with a passion for a particular topic, have created a topically organized directory with close to 21,000 hand-picked and personally reviewed links. In addition to compiling the directory, our Contributing Editors have also written over 15,375 searchable, archived articles and managed 15,131 discussions in 714 topics ranging from hitch-hiking, through romance, to gardening.

         Our revenue model will concentrate on electronic commerce ("e-commerce"). Using a consensual marketing model, Suite101.com will offer participating enterprises ("eVendors" access to psycho-demographic information on Suite101 Members who have consented to participate in the program. eVendors will then be asked to pay a fee to market their products or services directly to the participating Member. Revenue from these fees will be shared between Suite101.com and its Members. Suite101.com intends to receive additional revenues by participating in completed transactions.

                                   OUR OFFICES

         Our executive offices are located at 1122 Mainland Street, Suite 390, Vancouver, British Columbia V6B 5L1. Our telephone number is
604-682-1400, and our Internet address is www.suite101.com.


                                       1.

                                  THE OFFERING


Offering of Common Stock by the Selling Stockholders                   2,000,000 shares

Offering of Common Stock  by the Selling Stockholders                  1,000,000 shares(1)
issuable on exercised of warrants

Shares to be outstanding after the Offering of Common Stock            13,061,288 shares
and exercise of the warrants, assuming all the warrants are
exercised.


----------------------------
(1) The warrants are exercisable through February 29, 2000 at $4.50 per share. There can be no assurance that any of the warrants will be exercised.



Use of Proceeds                             We will not realize any of the
                                            proceeds from the sale of the
                                            securities offered. See "Use of
                                            Proceeds." In the event all the
                                            warrants are exercised, we will
                                            receive gross proceeds of
                                            $4,500,000.

Market Symbol (OTC Bulletin Board)          BOWG



                                  RISK FACTORS

For a discussion of certain risks you should consider in connection with a purchase of the shares of our Common Stock, see "Risk Factors."



                                       2.

                        SUMMARY HISTORICAL FINANCIAL DATA


                  The summary historical financial information presented below has been derived from our financial statements for each of the two years ended December 31, 1998 and from our unaudited financial statements for the six months ended June 30, 1998 and 1999.


                                                   YEAR ENDED DECEMBER 31,         SIX MONTHS ENDED JUNE 30,
                                                  -------------------------      ----------------------------
                                                     1997             1998            1998             1999
                                                     ----             ----            ----             ----
STATEMENT OF OPERATIONS DATA:

Sales                                               $6,751          $18,769          $9,673             $842

Operating expenses                                 258,255          396,057         150,737          524,262

Loss from operations                              (251,504)        (377,288)       (141,064)        (523,420)

Net loss                                          (247,881)        (373,767)       (138,578)        (488,237)

Net loss per share (basic and diluted)              $(0.07)          $(0.10)         $(0.04)          $(0.04)



                                                  AS OF JUNE 30, 1999
                                                  -------------------
BALANCE SHEET DATA:

Cash                                                   $4,057,447

Working capital                                         3,963,678

Total assets                                           $4,196,535

Stockholders' equity                                    4,022,131






                                      3.

                                  RISK FACTORS


         AN INVESTMENT IN SHARES OF OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER THE FOLLOWING FACTORS, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, IN EVALUATING OUR BUSINESS AND PROPOSED ACTIVITIES BEFORE YOU PURCHASE ANY SHARES OF OUR COMMON STOCK. YOU SHOULD ALSO SEE THE "CAUTIONARY STATEMENT FOR PURPOSES OF THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1996" REGARDING RISKS AND UNCERTAINTIES RELATING TO US AND TO FORWARD LOOKING STATEMENTS IN THIS PROSPECTUS.

     RISKS WE FACE ARISING OUT OF THE EARLY STAGE OF OUR BUSINESS

EARLY DEVELOPMENT STAGE

         We are in the early stage of developing our business plan and operations. We have realized no material revenues to date from our Internet operations activities. From April 1996 through June 30, 1999, our total revenues from our Internet operations activities were negligible. During that period, we accumulated losses of $1,245,566. We have not achieved profitability on a quarterly or annual basis to date, and anticipate that we will continue to incur net losses for the foreseeable future. The extent of our losses will be dependent, in part, on the amount and rates of our expenditures and growth in net revenue from e-commerce transactions. We expect our operating expenses to increase significantly, especially in the areas of visitor and Member generation, brand marketing and e-commerce promotion. As a result, we will need to generate increased amounts of quarterly net revenue if we are to achieve profitability. We believe that period-to-period comparisons of our operating results will not be meaningful and that you should not rely on the results for any period as an indication of our future performance. To the extent that our net revenues do not grow at anticipated rates or that increases in our operating expenses precede or are not subsequently followed by commensurate increases in net revenue, or that we are unable to adjust operating expense levels accordingly, our business, results of operations and financial condition will be materially and adversely affected. There can be no assurance that our operating losses will not increase in the future or that we will ever achieve or sustain profitability.

         We are currently developing our business through efforts to attract visitors, Members and Contributing Editors to our Web-based community. At July 31, 1999, we had approximately 45,000 Members and had grown from 35 Contributing Editors in October 1996 to 717 in July 1999. During the month of June 1999, our site received approximately 1.8 million page views. We cannot assure you that such growth rates are sustainable. Our business plan is to continue to expand our numbers of visitors, Members and Contributing Editors in an effort to reach a sufficient level of critical mass as well as to continue to improve and enhance our site infrastructure through the introduction of improved technology. We have not expended significant efforts to date to realize revenues. Currently, we have ten full-time employees. Accordingly, there can be no


                                      4.

assurance that our business plan can be successfully developed or that we will realize any material revenues.

LIMITED OPERATING HISTORY; ANTICIPATED LOSSES; NO ASSURANCE OF PROFITABILITY

         i5ive, our wholly-owned subsidiary through which we conduct our Internet operations, was founded in April 1996 and has had no material revenues to date. Accordingly, our current business plans and prospects are not able to be evaluated on the basis of our operating history. Our business plans and prospects must be considered in light of the risks, expenses and problems frequently encountered by companies in the early stages of development. This must be considered, particularly as to companies entering new and rapidly developing markets like the Internet. These risks include:

         - The lack of broad acceptance of the community concept on the Internet

         - The possibility that the Internet will fail to achieve broad acceptance as a commercial medium

         -   The lack of acceptance by consumers of e-commerce


         - Our ability to attract visitors, or retain Members and Contributing Editors

         - Our inability to generate significant e-commerce-based revenues from our eVendors and Members

         -   Risks associated with a new and unproven business concept

         -   Our ability to anticipate and adapt to a developing market

         - The failure of our network infrastructure (including our server, hardware and software) to efficiently handle our Internet traffic

         -   Changes in laws and taxes that adversely affect our business

         - The possibility that we will be unable to manage effectively any rapid expansion of our operations, including the amount and timing of capital expenditures and other costs relating to any expansion of our operations

         - The introduction and development of different or more extensive communities by direct and indirect competitors, including those with greater financial, technical and marketing resources

         - Our inability to maintain and increase levels of traffic on our Website

         - Our inability to attract, retain and motivate qualified personnel, technical difficulties, system downtime or Internet brownouts

         - The amount and timing of operating costs and capital expenditures relating to development of our business, operations and infrastructure, and

         -   General economic conditions.


                                      5.

         To address these risks, we must, among other things:

         -     Attract visitors and retain Members and Contributing Editors

         - Attract and retain a significant number of e-commerce vendors (eVendors)

         - Respond to competitive developments, form and maintain relationships with strategic partners

         -     Attract and respond to competitive developments

         - Retain and motivate qualified personnel, develop and upgrade our technologies and commercialize our services incorporating such technologies, and

         - Be successful in attracting additional substantial capital at the times, in the amounts and on the terms required.

         There can be no assurance that we will be successful in addressing these risks. Any failure to do so could have a material adverse effect on our business, results of operations and financial condition. Because of the foregoing factors, our quarterly net revenue and operating results are difficult to forecast. Consequently, we believe that period to period comparisons of our operating results will not necessarily be meaningful and should not be relied upon as an indication of our future performance. It is likely that in some future quarter or quarters our operating results may fall below the expectations of securities analysts and investors. In such event, the trading price of our Common Stock would likely be materially and adversely affected.

UNPROVEN BUSINESS; DEPENDENCE ON MEMBERS

         The success of our business depends upon our ability to expand upon and develop our community-based platform of Internet access and to generate multiple revenue streams. Currently, we have no source of material revenues. The potential success of our business concept is unproven, and, to be successful, we must, among other things, develop and market concepts that achieve broad market acceptance by our Members and Internet users. We are and will be substantially dependent upon our Member-generated content, the promotional efforts of our Members, the acceptance by our visitors and Members of marketing and other promotional programs of third parties and us, and our ability and the ability of our Contributing Editors to attract Web users to our site and to reduce the demands on our personnel. Our business concept has existed for only a limited period of time. As a result, it is relatively unproven.

         There can be no assurance that our Member-generated content or the promotional efforts of our Members will continue to attract users to our Website. There can also be no assurance that our Members and Contributing Editors will continue to devote time voluntarily to improving our community. Given the fact that we provide free disk space to our Members and we support the involvement of our Contributing Editors, third parties may attempt to hold us responsible for our Contributing Editors' content and/or any of their actions or omissions. There also can be no assurance that our business, results of operations and financial condition would not be materially and adversely affected if a

                                      6.

substantial number of Members or Contributing Editors became dissatisfied with our services or our intention to commercialize those services or that the Contributing Editors become dissatisfied with the amounts of compensation we pay to them.

         Moreover, considering the modest level of compensation paid to Contributing Editors, there can be no assurance that consistent levels of high quality Member generated content will be maintained. These levels of compensation may hinder our efforts in the future to attract Contributing Editors. Further, there can be no assurance that our community on the Internet or our services will achieve broad market acceptance. Accordingly, no assurance can be given that our business will be successful or that we can sustain revenue growth or generate significant profits.

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FINANCING

         The report of our independent auditors on their audit of our financial statements as of December 31, 1998 contains an explanatory paragraph that describes an uncertainty as to our ability to continue as a going concern due to our recurring losses and, as of the date of their report, the lack of liquid resources. At December 31, 1998, we did not have available to us the funds necessary to meet our anticipated capital needs. However, through April 13, 1999, we realized gross proceeds of $5.0 million from a private placement of our securities. We believe these funds will be sufficient to meet our anticipated needs for working capital and capital expenditures for at least the next 12 months. We may seek to raise additional funds in order to fund more aggressive promotions and more rapid expansion, to develop newer or enhanced services, to respond to competitive pressures or to acquire complementary businesses, technologies or services.

         There can be no assurance that any additional financing will be available to us on favorable terms, or at all. If adequate funds are not available or not available on acceptable terms, we may not be able to fund our expansion, promote our e-commerce as we desire, or, develop or enhance services or respond to competitive pressures. Any such inability could have a material adverse effect on our business, results of operations and financial condition. Additional funds raised through the issuance of equity or convertible debt securities, will result in reducing the percentage ownership of our stockholders and, our stockholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of the rights of our Common Stock.

         As a result of our limited Internet operating history, we have limited meaningful historical financial data upon which our planned operating expenses can be based. Accordingly, our anticipated expense levels in the future are based in part on our expectations as to future revenue from proposed e-commerce revenue-sharing arrangements, and anticipated growth in visitor traffic and in membership and will become, to a large extent, fixed. Revenues and operating results generally will depend on the volume of, timing of and ability to complete transactions, which are difficult to forecast.

                                      7.

         In addition, there can be no assurance that we will be able to accurately predict our net revenue, particularly in light of the unproven manner in which we intend to derive our Internet revenue, the intense competition for the sale of products and services on the Web, revenue-sharing opportunities, our limited operating history and the uncertainty as to the broad acceptance of the Web as an e-commerce medium. We may be unable to adjust our spending in a timely manner to compensate for disappointing results of our marketing efforts and efforts to develop Internet revenue, any unexpected revenue shortfall or other unanticipated changes in the e-commerce industry. Our failure to accurately make such predictions or adjustments in our spending would have a material adverse effect on our business, results of operations and financial condition.

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS; SEASONALITY; UNPREDICTABILITY OF FUTURE NET REVENUE

         We expect our operating results to fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. These factors include:

         - The demand for the products and services we intend to market through our Web site

         -     Our Members' acceptance of e-commerce on the Web site

         -     The level of traffic on our Suite101.com site

         - The amount and timing of capital expenditures and other costs relating to the expansion of our operations

         - The introduction of new or enhanced services by us or our competitors

         - The timing and number of new hires, the availability of desirable products and services for sale through our Web site

         -     Our loss of a key strategic or marketing relationship

         -     Changes in our marketing policy or those of our competitors

         -     The mix of products and services marketed by our eVendors

         - Engineering or development fees that may be paid in connection with us adding new Web site development and publishing tools

         -     Technical difficulties with our Suite101.com site

         -     General economic conditions, and

         - Economic conditions specific to the Internet or all or a portion of the technology market.

         As a strategic response to changes in the competitive environment, we may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on our business, results of operations and financial condition. We expect to experience seasonality in our business, with user traffic on our Suite101.com site potentially being lower during the summer and year-end vacation and holiday periods when overall usage of the Web is lower. Because

                                      8.

Web-based e-commerce is an emerging market, additional seasonal and other patterns may develop in the future as the market matures. Any seasonality is likely to cause quarterly fluctuations in our operating results. There can be no assurance that such patterns will not have a material adverse effect on our business, results of operations and financial condition.

MANAGEMENT OF GROWTH AND RELATIONSHIPS; BRIEF TENURE OF MANAGEMENT; DEPENDENCE ON KEY PERSONNEL

         In developing our business plan, we expect to be required to establish and manage multiple relationships with various strategic and eVendors, distributors, providers of services, technology licensors, Members, marketers and other third parties. To date, only a limited number of such relationships have been established. These requirements to enter into these relationships will be exacerbated in the event of our material growth or in the number of third party relationships, and there can be no assurance that our systems, procedures or controls will be adequate to enable us to establish and enter into these relationships, to support any substantial growth in our operations or that our management will be able to implement or manage any growth effectively.

         To effectively manage growth, we must establish, implement and improve operational, financial and management information systems and expand, train and manage our employee base. Our development is and will continue to be substantially dependent on the abilities and performance of our executive officers and other key employees. The loss of the services of any of our executive officers or other key employees could have a material adverse effect on our prospects, business development, and results of operations and financial condition. Competition for senior management, experienced sales and marketing personnel, qualified Web engineers and other employees is and is expected to continue to be intense. There can be no assurance that we will be successful in attracting and retaining such personnel. There can be no assurance that we may not experience difficulty from time to time in hiring and retaining the personnel necessary to support the growth of our business. Our failure to successfully manage our personnel requirements would have a material adverse effect on our business, results of operations and financial condition.

INTENSE COMPETITION

         The market for community based e-commerce on the Internet is new and rapidly evolving. Competition for visitors, Members and Contributing Editors, strategic partners and eVendors is new, rapidly evolving, and intense. This competition is expected to increase significantly in the future. Barriers to entry into the Internet business are relatively insubstantial. We believe that the principal competitive factors for companies seeking to create community on the Internet are content, critical mass, functionality, brand recognition, Member affinity and loyalty, broad demographic focus and open access for visitors. Other companies who are primarily focused on creating Web-based community on the Internet are About.com, Geocities, Inc., iVillage.com, Inc.Tripod, Inc., a subsidiary of Lycos, Inc., Angelfire Communications, Xoom.com, Inc. and

                                      9.

theglobe.com. Each of these competitors is significantly larger than us and more well-established and well-known in the Internet industry and with greater capital resources.

         We will likely also face competition in the future from Web directories, search engines, shareware archives, content sites, commercial online service providers ("OSPs"), sites maintained by Internet service providers ("ISPs") and other entities that attempt to or establish communities on the Internet by developing their own community or acquiring one of our competitors. In addition, we could face competition in the future from traditional media companies, a number of which, including Disney, CBS and NBC have recently made significant acquisitions of or investments in Internet companies. Further, there can be no assurance that our competitors and potential competitors will not develop communities that are equal or superior to ours or that achieve greater market acceptance than our community.

         We also compete for visitors and Members with many Internet content providers and ISPs, including Web directories, search engines, shareware archives, content sites, commercial online services and sites maintained by Internet service provides, as well as thousands of Internet sites operated by individuals and government and educational institutions. These competitors include free information, search and content sites or services, such as American Online, Inc. ("AOL"), CNET, Inc. ("CNET"), CNN/Time Warner, Inc. ("CNN/Time Warner"), Excite, Inc. ("Excite"), Infoseek Corporation ("Infoseek"), Lycos, Inc. ("Lycos"), Netscape Communications Corporation ("Netscape"), Microsoft Corporation ("Microsoft"), About.com Inc., and Yahoo! Inc. ("Yahoo!"). We also compete with traditional forms of media, such as newspapers, magazines, radio and television. We believe that the principal competitive factors in attracting strategic partners and other sources of e-commerce business include the amount of traffic on our Web site, name recognition, customer service, the demographics of our Members and viewers, our ability to offer targeted audiences and the overall cost-effectiveness of the e-commerce opportunities we offer. We believe that the number of Internet companies relying on Web-based e-commerce and advertising revenue will increase substantially in the future. Accordingly, we will likely face increased competition, resulting in increased pressures on our revenue sharing percentages which could, in turn, have a material adverse effect on our business, results of operations and financial condition.

         Substantially all of our existing and potential competitors, including Web directories and search engines and large traditional media companies, have longer operating histories in the Web market, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources. Such competitors are able to undertake more extensive marketing campaigns for their brands and services, adopt more aggressive advertising pricing policies and make more attractive offers to potential employees, visitors, Members, distribution partners, eVendors, marketers and third party content providers.

         There can be no assurance that Internet content providers and ISPs, including Web directories, search engines, shareware archives, sites that offer professional editorial

                                      10.

content, commercial online services and sites maintained by ISPs will not be perceived by potential strategic partners, eVendors and marketers as having more desirable Web sites. In addition, many persons with whom we would seek to enter into a strategic relationship have already established collaborative relationships with our competitors or potential competitors, and other high-traffic Web sites. Accordingly, there can be no assurance that we will be able to grow our visitor and Membership base, traffic levels and customer base or retain our current Members, traffic levels or customers, or that competitors will not experience greater growth in traffic than we experience as a result of such relationships which could have the effect of making their Web sites more attractive.

         In addition, for these reasons, our strategic partners may sever or elect not to renew their agreements with us. There can also be no assurance that we will be able to compete successfully in the Internet or that competition will not have a material adverse effect on our business, results of operations and financial condition.

GROWTH WILL DEPEND ON OUR ABILITY TO DEVELOP OUR BRAND

         We believe that establishing broader brand recognition of the Suite101.com brand is critical to our future success. Accordingly, we intend to launch a brand-enhancing campaign shortly that will include online advertising, promotional programs targeted and Members and visitors, and public relations activities. We intend to incur significant expenditures in our marketing efforts. If our brand building strategy is unsuccessful, these expenses may never be recovered and we may be unable to increase our future revenues.

RISK OF RELIANCE ON INTERNALLY AND EXTERNALLY DEVELOPED SYSTEMS

         We use and intend to use an internally developed system for our Web site. This system has not been fully developed. A key element of our strategy is to generate a higher volume of traffic to our Web site. Our inability to further develop and modify this system as necessary to accommodate increased levels of traffic on our Web site may cause unanticipated system disruptions, slower response times, degradation in Member satisfaction and service leading to a possible loss of Members and Contributing Editors, and delays in reporting accurate financial information. Any of these events could have a material adverse effect on our business, results of operations and financial condition.

         Furthermore, to expand our operations we will introduce new or complementary enhancements on the Web site which may require us to outsource development where we may have little control over the speed and quality of the development. Any decline in the speed or quality of the development could adversely effect our business, results of operations and financial condition.

                                      11.

             RISKS WE FACE ARISING OUT OF THE NATURE OF THE INTERNET

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

         We are not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally. There are currently few laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, a number of legislative and regulatory proposals are under consideration by U.S. and Canadian federal, state, provincial, local and foreign governmental organizations. It is possible that a number of laws or regulations may be adopted with respect to the Internet relating to such issues as user privacy, user screening to prevent inappropriate uses of the Internet by, for example, minors or convicted criminals, taxation, infringement, pricing, content regulation, quality of products and services and intellectual property ownership and infringement. The adoption of any such laws or regulations may decrease the growth in the use of the Internet, which could, in turn, decrease the demand for our community, increase our cost of doing business, or otherwise have a material adverse effect on our business, results of operations and financial condition.

         Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, copyright, trademark, trade secret, obscenity, libel and personal privacy is uncertain and developing. Any new legislation or regulation, or application or interpretation of existing laws, could have a material adverse effect on our business, results of operations and financial condition. There can be no assurance that any legislation will not be enacted in the future that could expose us to substantial liability. Legislation could also dampen the growth in the use of the Web generally and decrease the acceptance of the Web as a communications and commercial medium. The result could, thereby, have a material adverse effect on our business, results of operations and financial condition.

         It is also possible that our use of "cookies" to track demographic information and user preferences and to target advertising may become subject to laws limiting or prohibiting their use. A "cookie" is a bit of information keyed to a specific server, file pathway or directory location that is stored on a user's hard drive, possibly without the user's knowledge. A user is generally able to remove cookies. Germany, for example, has imposed laws limiting the use of cookies, and a number of Internet commentators, advocates and governmental bodies in the United States and other countries have urged the passage of laws limiting or abolishing the use of cookies. Limitations on or elimination of our use of cookies could limit our effectiveness in targeting of advertisements, which could have a material adverse effect on our business, results of operations and financial condition.

         In addition, a number of legislative proposals have been made at the U.S. and Canadian federal, state, provincial and local level that would impose additional taxes on the sale of goods and services over the Internet and certain jurisdictions have taken measures to tax Internet-related activities. The U.S. Congress has considered a number

                                      12.

of versions of legislation which would place a moratorium of a number of years on any new taxation of Internet commerce. There can be no assurance that any such legislation will be adopted by the U.S. Congress. Moreover, it is likely that, once such moratorium is lifted, some type of U.S. federal and/or state taxes will be imposed upon Internet commerce, and there can be no assurance that such legislation or other attempts at regulating commerce over the Internet will not substantially impair the growth of commerce on the Internet and. As a result, our opportunity to derive financial benefit from these activities may be adversely affected.

         In addition to the foregoing areas of recent legislative activities, several telecommunications carriers are currently seeking to have telecommunications over the Web regulated by the U.S. Federal Communications Commission (the "FCC") in the same manner as other telecommunications services. In addition, because the growing popularity and use of the Web have burdened the existing telecommunications infrastructure and many areas with high Web use have begun to experience interruptions in phone service, local telephone carriers have petitioned the FCC to regulate ISPs and OSPs in a manner similar to long distance telephone carriers and to impose access fees on the ISPs and OSPs. If either of these petitions is granted, or the relief sought is otherwise granted, the costs of communicating on the Web could increase substantially, potentially slowing growth in use of the Web. This could, in turn, decrease demand for our services or increase our cost of doing business.

         Due to the global nature of the Web, it is possible that, although our transmissions over the Internet originate primarily in British Columbia, Canada, the governments of various states in the United States and foreign countries might attempt to regulate our transmissions or prosecute us for violations of their laws. There can be no assurance that violations of local laws will not be alleged or charged by state or foreign governments, that we might not unintentionally violate such laws or that such laws will not be modified, or new laws enacted, in the future. Any of the foregoing developments could have a material adverse effect on our business, results of operations and financial condition.

         In addition, as our services are available over the Internet in multiple foreign countries, provinces, states and other jurisdictions, such jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each of those jurisdictions. We are qualified to do business only in British Columbia, and our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties and could result in our inability to enforce contracts in such jurisdictions. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services could have a material adverse effect on our business, results of operations and financial condition.

                                      13.

LIABILITY FOR INFORMATION RETRIEVED FROM THE WEB; ABSENCE OF LIABILITY
INSURANCE

         Because materials may be downloaded by Members and other users of our Web site and subsequently distributed to others, there is a potential that claims will be made against us for defamation, negligence, copyright or trademark infringement, personal injury or other theories based on the nature, content, publication and distribution of these materials. Such claims have been brought, and sometimes successfully pressed, against OSPs for example, in the past. We have received inquiries from time to time from third parties regarding such matters, all of which have been resolved to date without any payments or other material adverse effect on us.

         In addition, the increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could impact the overall growth of Internet use. We could also be exposed to liability with respect to the offering of third party content that may be accessible through our Web site, or through content and materials that may be posted by Members on their personal Web sites or chat rooms, or on-line discussions offered by us. Such claims might include, among others, that by directly or indirectly hosting the personal Web sites of third parties, we are liable for copyright or trademark infringement, or other wrongful actions by such third parties through such Web sites.

         It is also possible that if any third party content information provided on our web site contains errors, third parties could make claims against us for losses incurred in reliance on such information. Even to the extent that such claims do not result in liability to us, we could incur significant costs in investigating and defending against such claims. The imposition on us of potential liability for information carried on or disseminated through our systems could require us to implement measures to reduce our exposure to such liability, which may require the expenditure of substantial resources and limit the attractiveness of our services to Members and visitors.

         We also intend to enter into agreements with eVendors and sponsors whereby it is intended that we will be entitled to receive a share of any revenue from the purchase of goods and services through direct links from our Web site. Such arrangements may expose us to additional legal risks and uncertainties, including potential liabilities to consumers of such products and services by virtue of our involvement in providing access to such products or services, even if we do not provide such products or services. While our agreements with these parties are intended to provide that we will be indemnified against such liabilities, there can be no assurance that such indemnification, if available, will be adequate.

         Currently, we do not carry general liability insurance intended to protect us from any liability arising out of the foregoing. In any event, however, insurance may not cover all potential claims to which we are exposed or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of our insurance coverage would have a material adverse effect on our business, results of operations and financial condition. In addition, the increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could impact the overall growth of Internet use.

                                      14.

SECURITY RISKS

         There can be no assurance that experienced programmers or "hackers" may not from time to time attempt to penetrate our network security. To date, none of this activity has occurred. However, in the event any such attempts should occur and be successful, such a penetration may have a material adverse effect on our business, results of operations or financial condition. A party who is able to penetrate our network security could misappropriate proprietary information or cause interruptions in our Web site.

         In addition, in offering certain payment services, we could become increasingly reliant on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as customer credit card numbers. We may be required to expend significant capital and resources to protect against the threat of such security, encryption and authentication technology breaches or to alleviate problems cause by such breaches.

         Concerns over the security of Internet transactions and the privacy of users may also inhibit the growth of the Internet generally, particularly as a means of conducting commercial transactions. Security breaches or the inadvertent transmission of computer viruses could expose us to a risk of loss or litigation and possible liability. There can be no assurance that contractual provisions attempting to limit our liability in such areas will be successful or enforceable, or that other parties will accept such contractual provisions as part of our agreements, which could have a material adverse effect on our business, results of operations and financial condition.

RELIANCE ON INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

         We regard our technology as proprietary and attempt to protect it by relying on trademark, service mark, copyright and trade secret laws and restrictions on disclosure and transferring title and other methods. We currently have no patents or patents pending and do not anticipate that patents will become a significant part of our intellectual property in the foreseeable future. We also generally enter into confidentiality or license agreements with our employees and consultants, and generally control access to and distribution of our documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our proprietary information without authorization or to develop similar technology independently.

         We pursue the registration of our trademarks and service marks in the United States and Canada and internationally, and intend to apply for the registration in the United States and Canada for a number of our service marks There can be no assurance that such registration will be granted or, if granted, that we will derive any material commercial benefit from such registration. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are distributed or made available through the Internet, and policing unauthorized use of our proprietary information is difficult.

                                      15.

         Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related businesses are uncertain and still evolving. No assurance can be given as to the future viability or value of any of our proprietary rights or other companies within this market. There can be no assurance that the steps taken by us will prevent misappropriation or infringement of our proprietary information. Any such infringement or misappropriation, should it occur, could have a material adverse effect on our business, results of operations and financial condition.

         In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation might result in substantial costs and diversion of resources and management attention and could have a material adverse effect on our business, results of operations and financial condition and we may not have available the resources necessary to pursue such litigation.

         Furthermore, there can be no assurance that our business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us. It can be expected that we will be subjected to claims in the ordinary course of our business, including claims of alleged infringement of the trademarks, service marks and other intellectual property rights of third parties by us and the content generated by its Members. Although such claims have not occurred to date, such claims and any resultant litigation, should it occur, might subject us to significant liability for damages and might result in invalidation of our proprietary rights and even if not meritorious, could be time consuming and expensive to defend and could result in the diversion of management time and attention, any of which might have a material adverse effect on our business, results of operations and financial condition.

         We currently license from third parties certain technologies incorporated into our Web site. As we continue to introduce new services that incorporate new technologies, we may be required to license additional technology from others. There can be no assurance that these third party technology licenses will continue to be available to us on commercially reasonable terms, if at all. Our inability to obtain any of these technology licenses could result in delays or reductions in the introduction of new services or could adversely affect the performance of our existing services until equivalent technology could be identified, licensed and integrated.

DEPENDENCE ON CONTINUED GROWTH IN THE USE OF THE INTERNET; DEPENDENCE ON WEB INFRASTRUCTURE

         Our Company's future success is substantially dependent upon continued growth in the use of the Internet and the Web in order to support e-commerce development on our Web site and in the acceptance and volume of e-commerce transactions on the Internet. There can be no assurance that the number of Internet users will continue to grow or that e-commerce over the Internet will become more widespread.

         As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced services are subject to a high level of

                                      16.

uncertainty. We cannot predict the extent to which consumers will be willing to shift their purchasing habits from traditional retailers to online retailers. The Internet may not prove to be a viable commercial marketplace for a number of reasons, including lack of acceptable security technologies, lack of access and ease of use, congestion of traffic, inconsistent quality of service and lack of availability of cost-effective, high-speed service, potentially inadequate development of the necessary infrastructure, excessive governmental regulation, uncertainty regarding intellectual property ownership or timely development and commercialization of performance improvements, including high-speed modems.

         The success of our Web site will depend in large part upon the continued development of a Web infrastructure, such as a reliable network backbone with the necessary speed, data capacity and security, and timely development of complementary products, such as high-speed modems for providing reliable Web access and services. Because global e-commerce and online exchange of information on the Web and other similar open wide area networks are new and evolving, it is difficult to predict with any assurance whether the Web will support increasing use or will prove to be a viable commercial marketplace.

         The Web has experienced, and is expected to continue to experience, significant growth in the number of users and the amount of content. To the extent that the Web continues to experience increased numbers of users, frequency of use or increased band width requirements of users, there can be no assurance that the Web infrastructure will continue to be able to support the demands placed on it by this continued growth or that the performance or reliability of the Web will not be adversely affected by this continued growth. In addition, the Web could lose its viability or effectiveness due to delays and the development or adoption of new standards and protocols to handle increased levels of activities or due to increased government regulation.

         There can be no assurance that the infrastructure or complementary products or services necessary to make the Web a viable commercial marketplace will be developed, or, if they are developed, that the Web will achieve broad acceptance. If the necessary infrastructure standards, protocols, or complementary products, services or facilities are not developed, or if the Web does not become a viable commercial marketplace, our business, results of operations and financial condition will be materially and adversely affected. Even if such infrastructure, standards or protocols or complementary products, services, or facilities are developed and the Web becomes a viable commercial marketplace, there can be no assurance that we will not be required to incur substantial expenditures in order to adapt our services to changing Web technologies, which could have a material adverse effect on our business, results of operations and financial condition.

SALES TAX COLLECTION

         One or more states, provinces or countries may seek to impose sales tax collection obligations on out-of-state or out-of-province or foreign companies such as us which

                                      17.

engage in online commerce. Any new operation or facilities in the United States or Canada or elsewhere could subject shipments into such states or provinces to state or provincial or foreign sales taxes. A successful assertion by one or more states or provinces or any foreign country that we should collect sales or other similar taxes on the sale of merchandise could have a material adverse effect on our business, prospects, financial condition and results of operations

                               OTHER RISKS WE FACE

CONTROL BY DIRECTORS, EXECUTIVE OFFICERS, NORTHFIELD CAPITAL CORPORATION AND 284085 BC LTD.

         Three of our Directors and Northfield Capital Corporation, and their respective affiliates, in the aggregate, beneficially own approximately 5,597,840 shares or 46.4% of our outstanding Common Stock. As a result, these stockholders possess significant influence over us, giving them the ability, among other things, to elect a majority of our Board of Directors and approve significant corporate transactions. Such share ownership and control may also have the effect of delaying or preventing a change in control of us, impeding a merger, consolidation, takeover or other business combination involving us, or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of us which could have a material adverse effect on the market price of our Common Stock.

YEAR 2000 COMPLIANCE

         We are aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The "Year 2000 Problem" is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two-digit year value to 00. The issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or fail. We are in the process of working with our software vendors to ensure that the software that we have licensed from third parties will operate properly in the year 2000 and beyond.

         In addition, we are working with our external suppliers and service providers to ensure that they and their systems will be able to support our needs and, where necessary, inter-operate with our server and networking hardware and software infrastructure in preparation for the year 2000. Management does not anticipate that we will incur significant operating expenses or be required to invest heavily in computer systems improvements to be year 2000 compliant. However, significant uncertainty exists concerning the potential costs and effects associated with any year 2000 compliance. Any year 2000 compliance problems experienced by our customers, vendors or us would

                                      18.

have a material adverse effect on our business, results of operations and financial condition.

NO ACTIVE PRIOR PUBLIC MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK
PRICE

         Prior to the closing of our transaction with i5ive, there was no active public market for our Common Stock. Since December 30, 1998, our Common Stock has been quoted on the OTC Bulletin Board. There can be no assurance that an active trading market for our Common Stock will be sustained or that the market price of our Common Stock will not decline based upon market or other conditions. The market price may bear no relationship to our revenues, earnings, assets or potential and may not be indicative of our future business performance. The trading price of our Common Stock has been and can be expected to be subject to wide fluctuations in response to variations in our quarterly results of operations, the gain or loss of significant strategic relationships, unanticipated delays in our development, changes in estimates by analysts, announcements of technological innovations or new solutions by us or our competitors, general conditions in the technology and Internet sectors and in Internet-related industries, other matters discussed elsewhere in this Prospectus and other events or factors, many of which are beyond our control.

         In addition, the stock market in general and the technology and Internet sectors in particular have experienced extreme price and volume fluctuations which have affected the market price for many companies in industries similar or related to us and which have been unrelated to the operating performance of these companies. These market fluctuations, as well as general economic, political and market conditions, may have a material adverse effect on the market price of our Common Stock.

         In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such companies. Such litigation, if instituted, and irrespective of the outcome of such litigation, could result in substantial costs and a diversion of management's attention and resources and have a material adverse effect on our business, results of operations and financial condition.

SHARES ELIGIBLE FOR FUTURE SALE

         Sales of significant amounts of our Common Stock in the public market or the perception that such sales will or could occur could materially and adversely affect the market price of our Common Stock or the future ability of the Company to raise capital through an offering of its equity securities. We had, as of July 31, 1999, 12,061,288 shares of common stock outstanding. Of such shares, 5,610,340 shares were held by Directors of the Company, 284085 BC Ltd. and Northfield Capital Corporation. The 3,405,622 shares held by Northfield Capital Corporation and 284085 BC Ltd. are "restricted securities" as such term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify

                                      19.

for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act. Approximately 4,450,948 shares of our Common Stock are freely transferable under U.S. Federal securities laws.

         In addition, the effectiveness under the Securities Act of the registration statement of which this Prospectus is a part will enable the offer and sale of the 3,000,000 shares (including 1,000,000 shares issuable on exercise of warrants) sold in April 1999 in the private sale of our securities. The sale of those shares or the perception that such sales will or could occur could materially and adversely affect the market price for our Common Stock.

         We have filed a Form S-8 registration statement under the Securities Act to register all shares of Common Stock issuable pursuant to outstanding options and all shares of Common Stock reserved for issuance under our 1998 Stock Incentive Plan. Such registration statement became effective immediately upon filing and the shares issuable on exercise of options granted under the 1998 Stock Incentive Plan are covered by that registration statement. Commencing December 4, 1999, the options granted under the 1998 Stock Incentive Plan begin to become exercisable and the shares issuable on exercise eligible for sale,subject to Rule 144 limitations applicable to affiliates. On that date, an aggregate of 278,207 shares will become eligible for sale on exercise of the options. Thereafter on various dates commencing on February 23, 2000 through April 27, 2002, an additional aggregate of 164,902 shares will become eligible for sale on exercise of options. As of June 30, 1999, there were outstanding five-year options to purchase up to 443,109 shares of Common Stock: Of these options, 333,109 are exercisable at a price of $1.50 per share and the balance are exercisable at prices ranging from $3.34 to $6.38.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE
                    SECURITIES LITIGATION REFORM ACT OF 1996

         With the exception of historical matters, the matters discussed in this prospectus are "forward-looking statements" as defined under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. Forward-looking statements made herein include, but are not limited to, the statements in this prospectus regarding our plans and objectives of management com for our future operations, including plans or objectives relating to our products or services as well as other financial items. These statements appear, among other places, under the following captions: "Prospectus Summary - About Suite101.com, Inc.", "Risk Factors", "Dividend Policy", "Management's Discussion and Analysis of Financial Condition or Plan of Operation", and "Business of the Company". Foreward looking statements made in this prospectus include the assumptions made by management as to the future growth and business direction of the Internet, e-commerce through the facilities of the Internet and the role of Communities of Interest on the Internet. They also include our beliefs as to the importance of privacy to Members, their willingness to divulge certain demographic and psychographic information regarding themselves, to participate in our proposed marketing programs and plans, as well as our plans to improve the capabilities

                                      20.

of our servers and facilities. We cannot assure you that our assumptions in this regard or our views as to the commercial viability of our business plans discussed herein will prove to be accurate. Likewise, we cannot assure you that we will be successful in growing our membership base as we plan or achieving any commercial advantage relative to other Internet companies. Our ability to realize revenues from the business plans discussed herein cannot be assured. If our assumptions are incorrect or our membership growth plans or plans to realize revenues fail to materialize, we may be unsuccessful in developing as a viable business enterprise. Under such circumstance your investment will be in jeopardy. Our inability to meet our goals and objectives or the consequences to us from adverse developments in general economic or capital market conditions could have a material adverse effect on us. We caution you that the various risk factors accompany those forward looking statements and are described, among other places, under the caption "Risk Factors" herein, beginning on page six. They are also described in our Annual Report on Form 10-KSB for the year ended December 31, 1998, beginning on page 17, in our Quarterly Reports on Form 10-QSB, and our Current Reports on Form 8-K. These risk factors could cause our operating results, financial condition and ability to fulfill our plans to differ materially from those expressed in any forward-looking statements made in this prospectus and could adversely affect our financial condition and our ability to pursue our business strategy and plans.

                                      21.

                                 USE OF PROCEEDS

         This Prospectus relates solely to the securities being offered and sold for the account of the Selling Securityholders. The Company will not receive any of the proceeds from the sale of the securities being offered by the Selling Securityholders but will pay all expenses related to the registration of the securities. The proceeds, if any, received from the exercise of any Warrants included among the Securities will be used for general corporate purposes. If all the Warrants were exercised at their current exercise prices, the Company would receive gross proceeds $4,500,000. There can be no assurance that any of such Warrants will be exercised. See "Selling Securityholders."

                                      22.

                           PRICE RANGE OF COMMON STOCK

         The Company's Common Stock has been quoted on the OTC Bulletin Board since December 30, 1998 under the symbol BOWG. The following table sets forth the high and low bid quotations on the OTC Bulletin Board for the Company's Common Stock for the period January 1, 1999 through June 30 1999. Prior to December 30, 1998 there was no active market for the Company's Common Stock.


                                                              BID
                                             -------------------------------------

             CALENDAR QUARTER                      HIGH                 LOW
          ------------------------------------------------------------------------
            1998: Fourth Quarter                    $5.00               $1.88

            1999: First Quarter                     $7.88               $2.00

            1999: Second Quarter                   $11.31               $3.25

            1999: Third Quarter (through            $4.38               $1.56
            August 9)


         The foregoing amounts, represent inter-dealer quotations without adjustment for retail markups, markdowns or commissions and do not represent the prices of actual transactions. On August 9, 1999, the closing bid quotation for the Common Stock, as reported on the OTC Bulletin Board was $1.56.

         As of June 30, 1999, Suite101 had approximately 646 shareholders of record and believes that it has in excess of 500 beneficial holders.

                                      23.

                                 DIVIDEND POLICY

         We do not intend to pay any dividends on our Common Stock for the foreseeable future. Any determination as to the payment of dividends on our Common Stock in the future will be made by our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects as well as such other factors as our Board of Directors may deem relevant.

                                 CAPITALIZATION


         The following table sets forth the cash and cash equivalents and the capitalization of the Company at June 30, 1999:


                                                                           AS OF JUNE 30, 1999
                                                                           -------------------
  Cash                                                                              $4,057,447
----------------------------------------------------------------------------------------------
  Capital Stock
       Authorized: 40,000,000 common shares, par value                                  12,062
  $0.001 per share,  issued 12,061,288 common shares

  Additional paid-in capital                                                         5,220,510

  Deficit                                                                          (1,245,566)

  Equity adjustment from foreign currency translation                                   35,125

  Total stockholders' equity                                                         4,022,131
                                                                                   -----------
  Total liabilities and stockholders equity                                         $4,196,535




                                      24.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION OR PLAN OF OPERATION


                                     GENERAL

         The following discussion and analysis of our financial condition or plan of operation should be read in conjunction with, and is qualified in its entirety by, the more detailed information including our Financial Statements and the related Notes appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that may cause or contribute to such differences include those discussed in "Risk Factors," as well as those discussed elsewhere in this Prospectus.

                                    OVERVIEW

         We are an Internet company engaged in the creation, operation and maintenance of a World Wide Web based community, known as Suite101.com, for Internet users to express themselves, share ideas, interests and expertise, and publish content accessible to other users with common interests. Our directory, the "Best-of-Web Guide" was started in 1996. We believe we were one of the first Internetsites to engage people rather than software (search engines) to find information on the Internet. At the end of July 1999, we have over 700 Web guides or "Contributing Editors" searching the Internet for the best resources in 714 topic areas.

         Since 1996, our Contributing Editors, who are typically enthusiasts with a passion for a particular topic, have created a topically organized directory with close to 21,000 hand-picked and personally reviewed links. In addition to compiling the directory, our Contributing Editors have also written over 15,375 searchable, archived articles and managed 15,131 discussions in 714 topics ranging from hitch-hiking, through romance, to gardening.

         Our revenue model will concentrate on electronic commerce ("e-commerce"). Using a consensual marketing model, Suite101.com will offer participating enterprises ("eVendors" access to psycho-demographic information on suite101 Members who have consented to participate in the program. eVendors will then be asked to pay a fee to market their products or services directly to the participating Member. Revenue from these fees will be shared between suite101.com and its Members. Suite101.com intends to receive additional revenues by participating in completed transactions.

         We intend to realize revenue by sharing in the proceeds of e-commerce marketing and transaction fees. The marketing effort is expected to be a collaborative effort: our company, our Members and our eVendors. Our marketing plan is founded on the Member's consent, our role as custodian of the Members privacy and the eVendor's commitment to deliver competitive, quality goods and services on time. We currently intend to limit our involvement to facilitating the introduction of the buyer to the seller, the seller to the buyer. As custodian of the Members' psycho-demographic information in

                                      25.

our Member-centric database, we intend to offer its eVendors a unique opportunity to market one-to-one to a very loyal and focused community.

         Unlike traditional marketing campaigns, which typically use print (newspapers, magazines and direct mail) or the electronic media (radio and television), our campaigns will direct marketing material to the Member's personal "HomePage" or personal Web site, significantly reducing the cost of reaching the consumer. The interactive nature of the Web and the ability to display attractive graphics and to facilitate Members "clicking" through directly to the eVendor's site, will enable us to present such offerings 24 hours a day, 7 days a week in a complete, dynamic and timely manner. The Internet's interactive properties and our dynamic software are, we believe, compelling reasons why consenting Members and eVendors will utilize our e-commerce program. Products and services can be marketed and the transaction can be completed online quickly and easily. This capability offers our Members electronic one-stop-shopping and our eVendors one-to-one contact with the consumer, our Member.

         As we grow, our operating expenses will increase in connection with our visitor and Member generation, brand marketing and eVendors promotional efforts, our increased funding of site development, technology and operating infrastructure, and the increased general and administrative staff needed to support our growth. We anticipate that we will incur net losses for the foreseeable future. The extent of these losses will be contingent, in part, on the amount and rates of growth in our net revenue from electronic commerce (e-commerce). We expect our operating expenses to increase significantly, especially in the areas of sales and marketing and brand promotion. We believe that period-to-period comparisons of our Member recruitment results are not meaningful and that the results for any period should not be relied upon as an indication of future performance. There can be no assurance that our operating losses will not increase in the future or that we will ever achieve or sustain profitability.

         To date, we have entered into a limited number of license arrangements and strategic alliances in order to build our communities, provide community-specific content, generate additional traffic, and increase membership.

         We intend to continue to increase reach and membership and to seek additional strategic alliances with content and distribution partners, including alliances that create co-branded sites through which we can market our services.

                                      26.

                            STATEMENTS OF OPERATIONS


SIX MONTHS ENDED JUNE 30, 1999 AND 1998

         During the six months ended June 30, 1999, the Company's sales were $842 compared with sales of $9,673 during the 1998 period. Sales in both periods were primarily attributable to software licensing revenues of i5ive.

         General and administrative expenses were $482,772 in the six months ended June 30, 1999 compared with $150,737 during the six months ended June 30, 1998. The increase was primarily the result of the increase in the number of the Company's Contributing Editors and the increased scale of the Company's operations in 1999. Marketing expenses were $41,490 during the six months ended June 30, 1999 compared with $-0- during 1998. This was the consequence of the initiation of these activities during the 1999 period.

         The Company's Loss From Operations was $523,420 in 1999 compared with $141,064 in 1998. Other income was $43,313 in 1999 compared with $2,486 in 1998. The increase was the result of interest earned on bank balances. Loss on disposal of leasehold improvements in 1999 of $8,130 was the result of relocating the Company's offices.

         The increase in the Company's Net Loss in 1999 compared with 1998 was the result of the increase in operating expenses.

YEAR ENDED DECEMBER 31, 1998 AND 1997

         During the year ended December 31, 1998, the Company's sales were $18,769 compared with sales of $6,751 during 1997. The decrease resulted from the sale in March 1997 of the Company's medical products business assets which left the Company without any operating revenues. Sales in 1998 were primarily attributable to software licensing revenues of i5ive.

         Operating expenses also increased during the year ended December 31, 1998 to $396,057 from $258,255 during the year ended December 31, 1997. Expenses in 1998 primarily related to general and administrative expenses of i5ive resulting from increased Contributing Editor recruitment. The Company pays each of its Contributing Editors between $15 and $28 per month.

         The loss from operations for the year ended December 31, 1998 was $373,767 compared with $247,881 during 1997.

                                      27.

                         LIQUIDITY AND CAPITAL RESOURCES


         The report of our independent auditors on their audit of our financial statements as of December 31, 1998 contains an explanatory paragraph that describes an uncertainty as to our ability to continue as a going concern due to our recurring losses and, as of the date of their report, the lack of liquid resources. At December 31, 1998, we did not have available the funds necessary to meet our anticipated capital needs. However, thereafter through April 13, 1999, we realized gross proceeds of $5,000,000 from a private placement of our securities. In the transaction, we sold 1,000,000 units of securities, each unit consisting of two shares of Common Stock and one Common Stock Purchase Warrant. The warrants are exercisable through February 29, 2000 at a price of $4.50 per share. We believe these proceeds will be sufficient to meet our anticipated needs for working capital and capital expenditures for at least the next 12 months.

         We may seek to raise additional funds in order to fund more aggressive promotions and more rapid expansion, to develop newer or enhanced services, to respond to competitive pressures or to acquire complementary businesses, technologies or services. There can be no assurance that any additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or not available on acceptable terms, we may not be able to fund our expansion, promote our e-commerce as we desire, or, develop or enhance services or respond to competitive pressures. Any such inability could have a material adverse effect on our business, results of operations and financial condition. Additional funds raised through the issuance of equity or convertible debt securities, will result in reducing the percentage ownership of our stockholders and, stockholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of the rights of our Common Stock.

         As a result of our limited operating history, we have limited meaningful historical financial data upon which to base planned operating expenses. Accordingly, our anticipated expense levels in the future are based in part on our expectations as to future revenue from proposed e-commerce revenue-sharing arrangements, and anticipated growth in visitor traffic and membership. We expect that these expense levels will become, to a large extent, fixed. Revenues and operating results generally will depend on the volume of, timing of and ability to complete transactions, which are difficult to forecast. In addition, there can be no assurance that we will be able to accurately predict our net revenue, particularly in light of the intense competition for the sale of products and services on the Web, revenue-sharing opportunities, our limited operating history and the uncertainty as to the broad acceptance of the Web as an e-commerce medium. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall or other unanticipated changes in the e-commerce industry. Any failure by us to accurately make such predictions would have a material adverse effect on our business, results of operations and financial condition.

         From its inception in April 1996 through June 30, 1998, Northfield Capital Corporation and 284085 BC Ltd., our principal shareholders, advanced to us the sums of

                                      28.

$270,156 and $197,098, respectively, used for general corporate purposes and working capital. Such amounts accrued interest at the rate of 6.5% per annum. At the closing of the sale of i5ive shares to us, Northfield Capital Corporation and 284085 BC Ltd. converted these advances and accrued interest into an aggregate of 414,975 and 302,753 shares, respectively, of our Common Stock. Such shares of i5ive were exchanged for 1,969,057 and 1,436,565 shares, respectively, of our Common Stock or an effective purchase price, based on the amounts advanced by such persons through June 30, 1998, of approximately $0.14 per share of Common Stock.

         Subsequent to June 30, 1998, Northfield Capital Corporation and 284085 BC Ltd advanced or incurred additional liabilities on behalf of the Company aggregating $12,868 through December 31, 1998. Such amounts were repaid out of the private sale of securities.

                         YEAR 2000 COMPUTER ISSUES

         We are aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The "Year 2000 Problem" is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two-digit year value to 00. The issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or fail. We are in the process of working with our software vendors to ensure that the software that we have licensed from third parties will operate properly in the year 2000 and beyond. In addition, we are working with our external suppliers and service providers to ensure that they and their systems will be able to support our needs and, where necessary, inter-operate with our server and networking hardware and software infrastructure in preparation for the year 2000. We do not anticipate that we will incur significant operating expenses or be required to invest heavily in computer systems improvements to be year 2000 compliant. However, significant uncertainty exists concerning the potential costs and effects associated with any year 2000 compliance. Any year 2000 compliance problems we experience or our customers or vendors would have a material adverse effect on our business, results of operations and financial condition.

                                      29.

                             BUSINESS OF THE COMPANY

                             BACKGROUND OF SUITE 101

         We employ real people, known as guides or "Contributing Editors" rather than software (search engines) to help Internet users find the Best-of-the-Web resources. Our site offers not only a way to find quality information on the Web, but also an opportunity to participate in a community of like-minded people who share mutual interests.

         Our original idea behind Suite101.com was to give people who have a passion for a particular topic the opportunity to publish articles and act as guides or Contributing Editors on the site to others with similar interests. As of July 31, 1999, we had 717 Contributing Editors publishing articles, facilitating discussion threads, hosting online "chats," and contributing to Suite101's "Best-of-Web Guide," a directory of links to top Web sites. As of that date, the Contributing Editors had published and archived over 16,000 articles on topics ranging from "artists" and "children's books" to "herb gardening" and "virtual journeys," managed almost 16,000 discussion threads, and created a Web directory with almost 22,000 hand-picked and reviewed links.

         Our Web site attracted over 1.8 million page views in June, 1999, compared to 1.37 million page views in December, 1998. Of those visitors, almost 45,000 as of July 31, 1999, had become Members compared to 32,101 Members on December 31, 1998.

         We believe that the demographic profile of the Suite101 Members is unique compared to other Internet-based communities. While we believe others tend to attract younger, unmarried male users, the Suite101 community at June 30, 1999 has attracted primarily older (median age: 37), married (63 percent) female users (60 percent). Eighty-five percent have attended a post-secondary institution.

                               INDUSTRY BACKGROUND

         The digital evolution has brought about the revolutionary communications medium called the Internet ("Net"). In many ways the medium is transforming how we live and interact with one another. The introduction of the World Wide Web ("WWW" or "Web") in the mid-1990s accelerated this transformation. Web sites, browsers, and development tools quickly made a relatively complex technology accessible to a much larger population. Hundreds of millions of people now have the opportunity to develop and publish their own information without requiring substantial economic resources or being limited by geographical boundaries. With an estimated 171 million users on the Internet today (with 105 million in the US alone), the Internet is the largest conglomeration of authors ever assembled.

                                      30.

THE GROWTH OF ONLINE COMMUNITIES

         Early Internet users developed a unique, give-and-take culture that emphasized the sharing of information and resources. We believe that these are the basic elements of community. However, the rise in the popularity and the subsequent commercialization of the Web has changed the focus of this culture from one of "give-and-take" (sharing and interaction) to passive consumption where Internet "surfers" are relegated to the role of viewers, readers and subscribers. The WWW has become a vast network of millions of Web sites, for the most part broadcasting to the Net, professionally created, static content at users. For the typical user, the Web does not live up to its promise; instead of the powerful, two-way communication medium that it could be, we view the Web as a chaotic, overloaded brochure rack.

         "Portal" sites with powerful search engines were introduced to help users find information on the Internet. In many cases, search engines have added to, not diminished, the chaos on the Web. As the use of the Net and the number of Web sites has grown, the utility of these search engines has declined because of their inability to stay abreast of the growth in Web sites. As experienced Net surfers know, their software does not distinguish the quality or relevance of one site from another. A recent Nature magazine article stated that it takes on average up to six months for a new page to show up in a search engine, and even the best search engine only searches one-sixth of the Net's pages. Therefore, when a surfer uses a search engine, he or she is faced with the daunting task of wading through hundreds -- sometimes thousands --of search engine suggestions responding to the topic searched that may be irrelevant, incomplete, or outdated.

         Looking for a more effective way of finding quality information on the Internet, we believe that many users are increasingly turning to Web directories and online communities to find, read, and discuss information that is relevant to their lives. According to the Nature article, online community sites now reach approximately 36 per cent of the Internet audience. And many sites that did not start as online communities are beginning to emulate these communities: each of the top five Web sites in May, 1999 included chat and discussion areas, the essential elements that make two-way communication and thus community, possible. To subscribe and publish; to share in the give-and-take, users in these online communities are starting to realize the availability of the Internet as an interactive, two-way communication medium.

                                      31.

E-COMMERCE IN THE COMMUNITIES

         Online communities tend to attract like-minded people who share mutual interests and a similar demographic profile. Topically organized, they attract interested users who tend to spend a significant portion of their time online at the community Web site. Most of the online communities, such as Yahoo! Inc., also offer other services, such as personal home pages and messaging functions, that further increase the site's "stickiness" (capacity to keep users at the site). We believe that advertisers have not overlooked the marketing potential of these commercially attractive, site-loyal demographic groups.

         We believe that advertisers want to be seen in the online communities because they include the ability to aggregate attractive demographic groups with significant purchasing power and known interests. Advertisers can place their ads in a context that makes them available to persons with a demonstrated interest -- for example, ads for fishing tackle on a site devoted to fly fishing. Because many of the communities collect substantial demographic information from their members, marketers see an opportunity to tailor the marketing of their products or services directly to particular groups within the community. Most of the popular online community sites now generate a substantial portion of their revenues from banner advertising.

PRIVACY CONCERNS

We believe that the lure of online communities will continue to grow for online vendors because of focused demographics. Focused demographics makes available targeted marketing to topically organized groups. But the nature of the commercial opportunities envisioned by many of these vendors will be changing for one very important reason -- privacy. Privacy concerns are increasingly affecting what users do on the Internet, especially as consumers. We believe many users are already uncomfortable giving their demographic information or making purchases online because of these privacy concerns. They are especially uncomfortable when they find that their personal demographic information is being collected, used, and traded without their knowledge, authorization, or benefit. Consumers are making these concerns about privacy more public. To ultimately succeed at e-commerce, we believe marketers and vendors will have to find ways of gaining the confidence of potential customers by demonstrating that they will act sensitively and responsibly with regard to consumers' privacy issues.

                              THE SUITE101 CONCEPT

THE SUITE101.COM COMMUNITY.

         The Suite101.com community is based on Web site software that compiles, organizes, and distributes content created by Members of its community. This enhances Members' experiences on the Web because they can publish their own articles, share ideas, and interact with other Members who have common interests.

         Our concept is a community of Internet users dedicated to self-expression, interaction, and sharing. We believe that, like any community in the "bricks-and-mortar"

                                      32.

world, the Members of Suite101.com come to feel a high degree of affinity to our site and responsibility to each other because they share their interests and passions with each other in a safe, non-threatening environment. Members of Suite101.com, we believe, come to feel they have a "home" on the Internet. The products and services of this community include articles written by "Contributing Editors," discussion threads and chats, contests and polls, and, of course, links to the best sites on the Web in close to 700 different topic areas (the "Best-of-Web" guide).

         With the addition of more Members and Contributing Editors, the Suite101.com community has grown from approximately 35 Editors in October 1996 to almost 717 as of July 31, 1999 with a current backlog of over 200 applications from prospective Contributing Editors. Through July 1999, Suite101's Editors have created a Web directory with almost 22,000 hand-picked and reviewed links, published and archived over 16,000 articles, and managed almost 16,000 discussion threads. Our site has 717 topic areas and in June, we had over 1.8 million page views.

                                      33.

         COMMUNITIES OF INTEREST. The content of Suite101.com is organized into 11 major subjects or "Communities of Interest:"


                  1.   Arts and Humanities;        7.   Home & Garden;
                  2.   Business;                   8.   Law, Politics, & Issues;
                  3.   Computers & Internet;       9.   Society & Culture;
                  4.   Education;                  10.  Sports & Recreation; and
                  5.   Entertainment & Media;      11.  Travel & Leisure
                  6.   Health;


         These Communities are managed by Managing Editors. These are individuals who have demonstrated an extraordinary commitment to the Community. Each Community is further organized into topic areas overseen by a Contributing Editor.

         This topical organization of the site's content makes it quick and easy for both visitors and Members to locate the content that interests them. They can read the articles or explore the list of related links created by the Contributing Editors in each topic area. The organization of the content also helps them find other users who share their interests. For example, people who are interested in perennial plants can "find" each other in the discussion threads and chat rooms of the Home and Garden Community. The functions and features available to each Contributing Editor allows them to encourage self-expression and interaction by providing a forum for discussion, sharing, learning, and understanding.

         ACTIVE PARTICIPATION. The organization of the Suite101 community encourages users to increase their participation. As they become more at home on the site, they can move from visitor to Member. If they have a particular passion and want to write, then they can apply to become a Contributing Editor. If they want to guide and be a leader in the community, they can apply to be a Managing Editor.

         With each level of participation comes added commitment and responsibility to the community. Contributing Editors write articles, facilitate discussions and chats, initiate contests and polls, and, of course, develop and maintain the Best-of-Web guide in their topic area. Managing Editors oversee a number of topic areas and Contributing Editors, supporting and encouraging their efforts.

         Members and Editors can also contribute to the community in other ways with suggestions and feedback that improve the community. Through these interactions, the Members and Editors develop a sense of personal involvement in Suite101.com. They also tend to become champions of the community, actively encouraging visitors, friends and family to join and participate. We believe that the greater the interaction and

                                      34.

participation of our Members and Editors, the greater their loyalty and affinity to Suite101 community.

         STATE-OF-MARKET FEATURES, TOOLS & SERVICES. We strive to improve the online experience of our Members by providing state-of-the-market tools and services. Members can create personal HomePages that can include autobiographical information, communication tools, personalized lists of links (including what's new on Suite101.com), and an area for personalized, consensual e-commerce.

          Each Contributing Editor is provided with publishing and communication tools for posting and archiving articles, facilitating discussion threads and chats, and creating contests and polls in their topic area. These features, tools and services are provided free of charge to Members to encourage self-expression and interaction in an online, information-rich environment.

         Both visitors and Members have free access to the Best-of-Web directory, which we believe is one of the most significant features of Suite101.com. Collectively maintained by the Contributing Editors, this topically organized directory of links to other sites on the Internet helps users find the best, most relevant information on the Internet in 717 topic areas (as of July 31, 1999). Intended to help users overcome the chaos of the Internet, this Web directory in many ways replaces the powerful search engines on the major "portal" sites.

         These engines, although impressive in the QUANTITY of information they can generate, do not help users distinguish the QUALITY of the information. The Nature magazine article stated that many search engine contents are out of date and incomplete. According to that report, even the best search engines take over six months to index a new Web page and typically only cover one-sixth of the Net's pages.

         With the Best-of-Web directory, users can be assured that they are being directed to quality, up-to-date information because someone with a passion for the topic (the Contributing Editor) has picked and reviewed it for them. Suite101.com offers Contributing and Managing Editors several online forums to proactively determine what improvements and suggestions are important to the Suite101.com community. These forums are supplemented with newsletters and ad-hoc committees and teams.

                                      35.

                         THE SUITE101 E-COMMERCE PROGRAM

                                    OVERVIEW

         To begin generating revenue for the Company without changing the nature of its community, Suite101 intends to implement an e-commerce program that will help its Members meet their needs and wants, cost-effectively, while protecting their privacy. The program is based on three principles:

                           (1) Protection of Members' privacy;

                           (2) Participation only by consent; and

                           (3) Sharing of marketing revenues.

         Adherence to these principles will ensure the e-commerce program will add to rather than detract from the nature of the Suite101.com community.

         Although similar to the goals of traditional direct-marketing programs, the Suite101 e-commerce program is intended to be fundamentally different in one very important way: customers rather than companies will reap the rewards of its success. The program will offer participating Suite101 Members the means to collect, consolidate, market, and benefit from their "psycho-demographic" information (data on their age, sex, marital status, income, buying habits and consumption behavior). We intend that customers will be able to use their psycho-demographic information, when aggregated with other customers, to purchase quality products and services at prices traditionally only offered to large institutional and commercial buyers.

         Psycho-demographic information has been primarily collected and used by direct marketing and database companies as well as major financial institutions and retailers. This psycho-demographic information was then sold or used by companies to help them target their marketing activities.

         Many of today's loyalty programs, for example Air Miles and frequent-flyer points, are marketed as "reward" programs but are also, in fact, an excellent way for companies to gather information about their customers.

         Managed by the vendor, these loyalty programs do reward the customer with better prices and service, but they also limit their choice. For example, an airline's frequent-flyer program does reward a customer with reduced fares and more perks, but only if that customer stays with the airline. If the customer wants to fly with another airline because of a more convenient departure time, for example, they cannot "transfer" their points to this airline to take advantage of its frequent-flyer program. Because these programs are "vendor-centric," their ultimate benefit of influencing customers' buying behavior is realized by the vendor rather than the customer.

                                      36.

         The technology behind the Internet gives individuals an opportunity to create their own loyalty programs. Suite101 intends to provide its Members with the technology to collect their own psycho-demographic information in "Member-centric" databases. When aggregated with the information of other participating Members, we believe that quality, name-brand vendors will recognize the value of this database and will actively seek to access it.

                   ELEMENTS OF OUR E-COMMERCE PROGRAM
       - CONSENSUAL PARTICIPATION IN DIRECT MARKETING ACTIVITIES

         Each Member of Suite101.com will be given an opportunity to develop his or her own "Member-centric" database containing their psycho-demographic information and a periodic "wish list" of planned purchases. This information will be securely stored at Suite101.com, accessible online only to the individual Member. Heretofore, this demographic information has been primarily collected and controlled by large marketing groups and vendors.

         With Members' explicit consent, Suite101 will then consolidate participating Members' demographic data into a central, aggregated database for the entire Suite101.com community. Using a strong security system, Members' actual identities will be separated from their demographic data. A Member-selected online alias and a password will be the only connection between a Member's actual identity and their demographic data. The aggregated database will contain valuable but anonymous information.

   -     SHARING OF MARKETING REVENUE WITH PARTICIPATING MEMBERS

         We then intend to contract with qualified companies ("eVendors") to give them direct access to this aggregated database. By running various searches for potential customers in the database, these "eVendors" will be able to develop lists of potential customers. For a per-person fee, we will then facilitate the eVendor's online, direct marketing campaign. Participating Members will not, however, receive a barrage of email or be subjected to banner ads.

         Participating Members will be notified of the eVendor's offer by having a postage-stamp-sized "SuiteStamp" placed on their personal HomePage. This clickable button will allow the Member to decide if they want to view the eVendor's offer (by clicking on the SuiteStamp) or ignore it. If they do click through, it is intended that they will be rewarded by receiving a portion of the revenues generating from the eVendor's marketing fee. Revenues will most likely be distributed to participating Members as "SuitePoints" (much like Air Miles) that can be used to purchase other products or services.

                                      37.

         At all times, prior to the moment of a completed sale to an individual Member, the participating Member's identity will be protected by Suite101. eVendors will only have access to the aggregated demographic information and Members' aliases. Even though only Members who consent to participate in the marketing program will share in the eVendors' marketing payments to Suite101.com, a Member's lack of participation will in no way take away from their rights and privileges as a Member of the Suite101.com community. Members will be able to opt in and out of the marketing program at any time. Only the profiles of Members participating in the program will be included in the aggregated demographic information.

      -  GROUP-BUYING OPPORTUNITIES WITH DYNAMIC PRICING

         Suite101 believes that the nature of its e-commerce strategy will attract high-quality, brand-name eVendors. As a result, we believe that Members will have access to a wide array of products and services at a reduced cost. The technology behind Suite101.com is also intended to give Members who want to purchase a product or service the opportunity to aggregate their purchases together with other Members, so they or we will be able to negotiate reduced prices from eVendors. We believe that it will be possible for a large group of Members who want to purchase a particular type of car from a Suite101 e-Vendor, for example, to negotiate a group price with the provider. There may even be opportunities to improve the block pricing dynamically as more Members join together to purchase a desirable product or service.

                   ADVANTAGES OF OUR E-COMMERCE PROGRAM

         We believe that our e-commerce strategy and the Internet's interactive properties are compelling reasons why Members and e-Vendors will participate in our consensual direct marketing program. Unlike other forms of direct marketing, our program will mean e-Vendors can reach a targeted group of pre-qualified customers quickly and effectively (with what we believe will be an anticipated response rate well above the current two to four percent rate of off-line direct mail campaigns). This capability we believe offers our Members electronic one-stop-shopping and our e-Vendors one-to-one contact with the consumer, our Member. We believe that our e-commerce strategy will not only reward Members for their participation and bring them substantial savings, but it will also strengthen the bonds of community.

                            BUSINESS STRATEGY

     -   OVERVIEW

     - We believe there is occurring, because of the Internet e-commerce opportunities, a dramatic shift in the balance of power from vendors to customers. Prior to the Internet, the vendor with superior market knowledge dominated the marketplace. Today, the Internet is arming the customer with this superior market knowledge. With this knowledge, the customer is getting smarter, faster, than most vendors today.

                                      38.

         Suite101.com intends to earn a role in this transforming marketplace by implementing a business strategy that puts its Members and their interests first. Our "Member-centric" strategy is based on the following four principles:

                  (1) respect for and protection of our Members' privacy;

                  (2) sharing with participating Members marketing revenues derived from selected companies for their use of Members' aggregated, psycho-demographic information;

                  (3) supporting the community by providing the tools and infrastructure for communication and interaction; and

                  (4) acting first and foremost as an advocate for our Members.

         We believe that our business strategy, based on these four principles, will provide a pleasant, effective, non-threatening environment for the Suite101 community to grow. We also believe that this strategy will create a platform for e-commerce that will ensure our Members realize the monetary rewards of membership in the Suite101 community.

         To achieve this goal, working with Doublespace, a New York based marketing group to develop a marketing and publicity plan, we have recently started several initiatives that we believe will grow and strengthen Suite101.com:

         -   Accelerate membership growth from 45,000 currently to 250,000,

         -   Build the Suite101.com brand,

         -   Continue to enhance site functionality and performance, and

         -   Implement the e-commerce strategy.

         -   ACCELERATE MEMBERSHIP GROWTH

         We also believe that a growing membership will keep the Suite101.com community vibrant and appealing to our targeted demographic group. It will also provide qualified e Vendors with an attractive market for the promotion of their products and services.

         Our immediate membership goal is 250,000 Members. We believe this goal is attainable within the defined time parameters (the first quarter of 2000) and the budget allocated (US$675,000). To help achieve this goal, we contracted with New-York-based Doublespace in June, 1999, to prepare our Marketing Plan. This Marketing Plan will be piloted in August, 1999, and full implementation will begin during September, 1999.

         We believe 250,000 Members is the minimum "critical mass" required to implement our e-commerce strategy. We intend to grow our Membership. Therefore, the success of our marketing effort will not only be measured by attaining 250,000 Members

                                      39.

within our budget and timeframe, but it will also be measured by attracting Members within our targeted demographic profile.

                  BUILD THE SUITE101.COM BRAND

- To date, Suite101.com's growth has been primarily by word-of-mouth, ad hoc public relations by our management and the informal promotional efforts of our Members. However, by implementing the Marketing Plan, we intend to raise the "brand recognition," that is, the profile of Suite101.com among three target markets:

             -    The "general" Internet audience;

             -    Existing Editors and Members; and

             -    Investors, potential partners and the media

Approximately US$1.2 million will be allocated to the marketing and promotion of theSuite101.com brand over the next year. Planned activities include advertising in both off-line (print and radio), and online media (banners, buttons, email campaigns); public relations; sponsorships; and strategic partnerships.

         In addition, Suite101.com intends to pursue a variety of distribution arrangements with other Internet-based companies to raise the profile of its brand. It also plans to introduce an "internal" --"Friends and Family" --promotional to increase brand awareness among its current Members and Contributing Editors. Suite101.com believes that a high-profile and well-recognized Suite101.com brand will not only attract additional Members, but it will also make the Community more attractive to qualified eVendors.

              - CONTINUE TO ENHANCE FUNCTIONALITY AND PERFORMANCE

- Suite101.com believes continually providing visitors and Members with greater functionality and performance is critical to its success. In November 1998, we introduced a new user interface which substantially improved the usability of our site, presenting Member-generated content in a more intuitive, topical format. The site redesign was very well received by Suite101.com's Members

         Using approximately (US)$675,000 from our recent private sale of securities, Suite101.com intends to substantially upgrade and expand our technological infrastructure to provide faster and more reliable access and to ensure that the site's software is scalable to handle much higher usage. The planned upgrade will also provide Members with additional Web page publishing and communication tools to further enhance the community experience. A list of planned enhancements to the functions and features of the Suite101.com site include

         -    Chat Room upgrades,


                                      40.

         -    E-commerce and privacy tools,

         -    Electronic postcards,

         -    Personal HomePage upgrades,

         -    Member-centric psycho-demographic profiles,

         -    PC-to-PC conferencing, and

         -    SuitePoints (micropayments).

         Suite101 believes that continually enhancing site functionality and performance will foster growth and affinity to the community. We believe that a large and loyal membership will make Suite101.com very attractive as a platform for e-commerce.

                        IMPLEMENT THE E-COMMERCE PROGRAM

         Traditional direct-marketing companies, such as mail-order companies, either develop and market their own products or at least take inventory in the products of others. This gives them a considerable vested interest in selling more of their own products or services. In contrast, Suite101.com intends to mobilize as many suppliers of products and services relevant to our membership as possible.

         But Suite101 does not intend to take inventory in the products and services of its eVendors. Instead, it intends to help these Providers deliver appropriate marketing messages to Members who have agreed to participate in a particular promotion. Suite101 also intends to help facilitate transactions. In return, we will receive fees from eVendors for helping to connect buyer and seller (which will be shared with the consenting, participating Members who have opted to receive the marketing offering) and, if a sale is consummated, a share in the transaction.

         We believe that acting as advocates, or agents, on behalf of its Members will develop a strong sense of trust. By aggressively representing the interests of our Members, we will help them optimize the value they receive from the Suite101 e-commerce program. Suite101's ability to do this will stem from our ability to build a broad information profile of each Member. By helping Members get as much value as possible for these profiles -- while protecting them from abuse --Suite101 will provide our Members with lower prices and increased privacy.

         We also believe that these profiles will be attractive to eVendors because they will have the opportunity to target a marketing message to consumers who have indicated they are considering a purchase. Suite101.com intends to provide the following to its Members:

                                      41.

         - A range of eVendors (products and services) that will maximize the value of their profiles to the Members.

         - A set of privacy tools that will prevent eVendors from obtaining information about the Members prior to the moment of completed transactions.

         - A set of profiling tools that will help Suite capture detailed information about the Members.

         By automatically tracking what they do within Suite101.com, Members and we will be able to develop a comprehensive portrait of the Members' interests and browsing patterns. Updates to their psycho-demographic profile and "wish lists" of planned expenditures combined with accurate monitoring of actual purchases, we believe will create a valuable marketing resource. When this psychographic information is combined with transaction records from Members' credit cards, the Members will have created a complete profile of both their online and traditional retail activities. or return users to make the site attractive to advertisers.

INFRASTRUCTURE AND OPERATIONS

         We have has developed a software system that is built on Microsoft Internet Information Server, Allaire's Cold Fusion Application Server and Microsoft SQL Server. The system is designed to be reliable and responsive. With its planned redevelopment, the system will be increasingly scalable across multiple application and SQL database servers to handle a continually growing load.

          Our network servers are housed in Vancouver, British Columbia. Member-generated content is stored in a SQL Server database that is backed up daily with a weekly backup taken off site weekly. We will continue to upgrade and expand our server and networking infrastructure in an effort to improve its fast and reliable access to the Company's community web site. Using approximately $675,000 from our recent private sale of securities, we intend to substantially upgrade and expand our technological infrastructure to provide faster and more reliable access and to ensure that the site's software is scalable to handle much higher usage. The planned upgrade will also provide Members with additional Web page publishing and communication tools to further enhance the community.

         Site connectivity to the Internet is provided via a shared T-1 provided on a 24-hour per day, seven days per week basis by Pro.Net Communications inc. Any interruption in the service that Pro.Net receives from other providers, or any failure of Pro.Net to handle higher volumes of Internet users to the Suite101.com site could have a material adverse effect on our business, results of operations and financial condition.

                                      42.

EMPLOYEES


         As of June 30, 1999, we had ten full-time employees, including eight in operations and development and two in administration. Our future success will depend, in part, on our ability to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. Our employees are not covered by any collective bargaining agreement, and we have never experienced a work stoppage. We believe our relationship with our employees is good.


PROPERTIES

         Our executive offices and computer operations are currently located in Vancouver, British Columbia, Canada in approximately 1,046 square feet of office space. The premises are occupied pursuant to a monthly lease with a non-affiliated person providing for an annual rental of $14,571. We consider these premises adequate for our existing operations.


COMPETITION

         The market for community based e-commerce on the Internet is new and rapidly evolving. Competition for visitors, Members and Contributing Editors, strategic partners and eVendors is new, rapidly evolving, and intense. This competition is expected to increase significantly in the future. Barriers to entry into the Internet business are relatively insubstantial. We believe that the principal competitive factors for companies seeking to create community on the Internet are content, critical mass, functionality, brand recognition, Member affinity and loyalty, broad demographic focus and open access for visitors. Other companies who are primarily focused on creating Web-based community on the Internet are About.com, Geocities, Inc., iVillage.com, Inc.Tripod, Inc., a subsidiary of Lycos, Inc., Angelfire Communications, Xoom.com, Inc. and theglobe.com. Each of these competitors is significantly larger than us and more well-established and well-known in the Internet industry and with greater capital resources.

         We will likely also face competition in the future from Web directories, search engines, shareware archives, content sites, commercial online service providers ("OSPs"), sites maintained by Internet service providers ("ISPs") and other entities that attempt to or establish communities on the Internet by developing their own community or acquiring one of our competitors. In addition, we could face competition in the future from traditional media companies, a number of which, including Disney, CBS and NBC have recently made significant acquisitions of or investments in Internet companies. Further, there can be no assurance that our competitors and potential competitors will not develop communities that are equal or superior to ours or that achieve greater market acceptance than our community.

         We also compete for visitors and Members with many Internet content providers and ISPs, including Web directories, search engines, shareware archives, content sites, commercial online services and sites maintained by Internet service provides, as well as thousands of Internet sites operated by individuals and government and educational institutions. These competitors include free information, search and content sites or services, such as American Online, Inc. ("AOL"), CNET, Inc. ("CNET"), CNN/Time Warner, Inc. ("CNN/Time Warner"), Excite, Inc. ("Excite"), Infoseek Corporation ("Infoseek"), Lycos, Inc. ("Lycos"), Netscape Communications Corporation ("Netscape"), Microsoft Corporation ("Microsoft"), About.com Inc., and Yahoo! Inc. ("Yahoo!"). We also compete with traditional forms of media, such as newspapers, magazines, radio and television. We believe that the principal competitive factors in attracting strategic partners and other sources of e-commerce business include the amount of traffic on our Web site, name recognition, customer service, the demographics of our Members and viewers, our ability to offer targeted audiences and the overall cost-effectiveness of the e-commerce opportunities we offer. We believe that the number of Internet companies relying on Web-based e-commerce and advertising revenue will increase substantially in the future. Accordingly, we will likely face increased competition, resulting in increased pressures on our revenue sharing percentages which could, in turn, have a material adverse effect on our business, results of operations and financial condition.

         Substantially all of our existing and potential competitors, including Web directories and search engines and large traditional media companies, have longer operating histories in the Web market, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources. Such competitors are able to undertake more extensive marketing campaigns for their brands and services, adopt more aggressive advertising pricing policies and make more attractive offers to potential employees, visitors, Members, distribution partners, eVendors, marketers and third party content providers.

         There can be no assurance that Internet content providers and ISPs, including Web directories, search engines, shareware archives, sites that offer professional editorial content, commercial online services and sites maintained by ISPs will not be perceived by potential strategic partners, eVendors and marketers as having more desirable Web sites. In addition, many persons with whom we would seek to enter into a strategic relationship have already established collaborative relationships with our competitors or potential competitors, and other high-traffic Web sites. Accordingly, there can be no assurance that we will be able to grow our visitor and Membership base, traffic levels and customer base or retain our current Members, traffic levels or customers, or that competitors will not experience greater growth in traffic than we experience as a result of such relationships which could have the effect of making their Web sites more attractive.

         In addition, for these reasons, our strategic partners may sever or elect not to renew their agreements with us. There can also be no assurance that we will be able to compete successfully in the Internet or that competition will not have a material adverse effect on our business, results of operations and financial condition.


                                      43.

                                  MANAGEMENT

         Our Directors and Executive Officers and their ages are as follows:


                  NAME                  AGE              EMPLOYMENT HISTORY
  -------------------------------------------------------------------------------------
    Peter L. Bradshaw                    65           Mr. Bradshaw, a co-founder
                                                      of i5ive, has been the
                                                      Chairman of the Board,
                                                      chief executive officer
                                                      and a Director of i5ive
                                                      since April 1996 and of
                                                      our company since December
                                                      10, 1998. From April 1993
                                                      to April 1996, he was a
                                                      Director of Mobile Data
                                                      Solutions, Inc. ("MDSI"),
                                                      including Chairman of the
                                                      Board from April 1993 to
                                                      December 1995. MDSI
                                                      develops and markets
                                                      computer aided mobile
                                                      (wireless) resource
                                                      management software. Its
                                                      shares of common stock are
                                                      traded on the Nasdaq
                                                      SmallCap Market.

                                                      From May 1998 to August
                                                      1998, he was Chief
                                                      Executive Officer and from
                                                      July 1997 to the present,
                                                      he has been Chairman of
                                                      the Board of eDispatch.com
                                                      Wireless Data, Inc
                                                      (formerly InStep Mobile
                                                      Communications, Inc.)
                                                      ("eDispatch.com"), which
                                                      also develops and market
                                                      computer aided mobile
                                                      (wireless) resource
                                                      management software.
                                                      Commencing in September
                                                      1996 through January 1998,
                                                      he was Director of Unitec
                                                      International Controls
                                                      Corp.

                                                      Commencing in 1992 through
                                                      December 1995, he was
                                                      Chairman of the Board and
                                                      Chief Executive Officer of
                                                      TeleSoft Mobile Data,
                                                      Inc., a venture capital
                                                      Firm investing in
                                                      enterprises utilizing
                                                      wireless data protocol.
                                                      Mr. Bradshaw has a B.Com.
                                                      Degree in Commerce and a
                                                      major in History from the
                                                      University of British
                                                      Columbia. Mr. Bradshaw is
                                                      the father of Julie M.
                                                      Bradshaw.

    Julie M. Bradshaw                      36         Ms. Bradshaw, a co-founder
                                                      of i5ive, has been a
                                                      Director of i5ive since
                                                      April 1996 and is
                                                      currently the Managing
                                                      Director of Real World
                                                      Relations. She has been a
                                                      Director of our company
                                                      since December 10, 1998.
                                                      Prior to April 1996, she
                                                      attended the University of
                                                      Paris, Sorbonne and the
                                                      University of British
                                                      Columbia. In 1992, Ms.
                                                      Bradshaw earned her BA
                                                      degree from the University
                                                      of British Columbia with a
                                                      major in French
                                                      Literature. Ms. Bradshaw
                                                      is the daughter of Peter
                                                      L. Bradshaw.

                                      44.



                  NAME                   AGE             EMPLOYMENT HISTORY
  -------------------------------------------------------------------------------------
    Sunny H. Hirai                         27         Mr. Hirai, a co-founder of
                                                      i5ive, has been a Director
                                                      and the Chief Technical
                                                      Officer of i5ive since
                                                      April 1996. He has been a
                                                      Director of our company
                                                      since December 10, 1998.
                                                      Prior to April 1996, he
                                                      was, from June 1993 to
                                                      April 1996, the owner of
                                                      Salt and Pepper Graphix, a
                                                      graphic design group, and
                                                      from June 1994 to April
                                                      1995 he was the head of
                                                      marketing at Artel
                                                      Educational Resources.
                                                      From June 1993 to June
                                                      1994, he was engaged in
                                                      marketing with
                                                      SunnyMarketing, Inc., a
                                                      seafood brokerage firm.
                                                      Mr. Hirai is a graduate
                                                      from the British Columbia
                                                      Institute of Technology,
                                                      specializing in Small
                                                      Business: Marketing
                                                      Management.

    Mitchell G. Blumberg                   55         Mr. Blumberg was elected a
                                                      Director of our company in
                                                      February 1999. He has
                                                      been, since June 1994,
                                                      engaged as a film producer
                                                      and talent manager in Los
                                                      Angeles, California
                                                      initially with Blumberg
                                                      Productions and thereafter
                                                      with Blumberg Productions
                                                      and Management, through
                                                      December 1998 and with
                                                      Pritcher Forman/Mitch
                                                      Blumberg since January
                                                      1999. Prior to June 1994,
                                                      he was an Executive Vice
                                                      President of RKO Pictures,
                                                      Inc. Mr. Blumberg is also
                                                      a Director of
                                                      eDispatch.com. Mr.
                                                      Blumberg holds
                                                      undergraduate and law
                                                      degrees from the
                                                      University of
                                                      Pennsylvania, and an MBA
                                                      from Harvard University.

    Alfred J. Puchala, Jr.                 38         Mr. Puchala was elected a
                                                      Director of our company in
                                                      April 1999. Mr. Puchala is
                                                      a Managing Partner of
                                                      Signal Equity Partners,
                                                      LLC and a Principal of New
                                                      York-based Signal Capital
                                                      Partners, LP, positions he
                                                      has held since April 1996
                                                      and June 1998,
                                                      respectively. From April
                                                      1989 to April 1996, he was
                                                      employed by Lazard Freres
                                                      & Co. LLC, most recently
                                                      as a Vice President. Mr.
                                                      Puchala has a BA degree
                                                      from Yale University, a JD
                                                      degree from Georgetown
                                                      University and a M. Econ.
                                                      degree from New York
                                                      University.


         Each of Mr. Bradshaw, Ms. Bradshaw, Mr. Hirai, Mr. Blumberg and Mr. Puchala will serve as Directors until our annual meeting of stockholders in 2000 and the election and qualification of his or her successor.

                                      45.

                       EXECUTIVE AND DIRECTOR COMPENSATION


         During the year ended December 31, 1998, none of our officers or Directors received compensation for serving in that capacity.

         Our Directors do not receive any cash compensation for serving in that capacity; however, they are reimbursed for their out-of-pocket expenses in attending meetings. Pursuant to the terms of our 1998 Stock Incentive Plan, each non-employee Director automatically receives an option grant for 50,000 shares on the date such person joins the Board. In addition, on the date of each annual stockholder meeting, each non-employee Board member who is to continue to serve as a non-employee Board member will automatically be granted an option to purchase 5,000 shares. Each such option has a term of five years, subject to earlier termination following such persons cessation of Board service, and is subject to certain vesting provisions.

                  CERTAIN RELATIONSHIPS & RELATED TRANSACTIONS

         In April 1996, i5ive issued an aggregate of 100 Class A common shares to Northfield Capital Corporation and 284085 BC Ltd. for an aggregate purchase price of $73.

         From its inception in April 1996 through June 30, 1998 Northfield Capital Corporation and 284085 BC Ltd. advanced to i5ive the sums of $270,156 and $197,098 used for general corporate purposes and working capital. Such amounts accrued interest at the rate of 6.5% per annum. At the closing of the sale of the i5ive shares to Suite101, Northfield Capital Corporation and 284085 BC Ltd. converted these advances and accrued interest into an aggregate of 414,975 and 302,753 shares, respectively, of i5ive. Such shares of i5ive were exchanged for 1,969,057 and 1,436,565 shares, respectively, of our Common Stock or an effective purchase price, based on the amounts advanced by such persons through June 30, 1998, of approximately $0.14 per share of our Common Stock.

         Subsequent to June 30, 1998, Northfield Capital Corporation and 284085 BC Ltd. advanced or incurred additional liabilities on behalf of i5ive aggregating $92,721 through November 30, 1998. Such amounts were repaid out of the proceeds of a private sale of our securities completed in April, 1999.


                                      46.

                        PRINCIPAL AND OTHER STOCKHOLDERS

         Set forth below is information concerning the Common Stock ownership of all persons known by us to own beneficially 5% or more of our Common Stock, and the Common Stock ownership of each of our Directors and all our Directors and officers as a group, as of June 30, 1999. As of July 31, 1999, we had 12,061,288 shares of Common Stock outstanding.


  NAME AND ADDRESS OF BENEFICIAL                       NUMBER OF SHARES                PERCENTAGE OF OUTSTANDING
          OWNER (1)                                   BENEFICIALLY OWNED(2)                   COMMON STOCK

  Peter L. Bradshaw                                        1,436,565 (3)                           11.9%

  Julie M. Bradshaw                                              807,571                            6.7%

  Sunny Hirai                                                  1,122,068                            9.3%

  Mitchell G. Blumberg                                         55,000(4)                            0.5%
  833 Moraga Drive - #12
  Los Angeles, CA  90049

  Alfred J. Puchala, Jr                                    115,000(4)(5)                            1.0%
  Signal Partners, LLC
  10 East 53rd Street
  New York, NY  10022

  Benitz & Partners Limited (6)                                2,400,000                           19.9%
  94 Mount Street - First Floor
  London, England W1Y 5H5

  Northfield Capital Corporation                               2,231,636                           18.5%
  350 Bay Street - Suite 1100
  Toronto, ON  M5H 2S6

  284085 BC Ltd.                                               1,436,565                           11.9%
  1122 Mainland Street - Suite 390
  Vancouver, BC  V6B 5L1

  All officers and directors as a group                        3,526,204                           29.3%
  (5 persons)

--------------------------------
  (1) Unless otherwise indicated, the address of such person is c/o the Company.
  (2) For purposes of the above table, a person is considered to "beneficially own" any shares with respect to which he or she exercises sole or shared voting or investment power or of which he or she has the right to acquire the beneficial ownership within 60 days following March 29, 1999.
  (3) Shares held by 284085 BC Ltd. of which Mr. Bradshaw is an officer, Director and principal shareholder.
  (4) Includes 50,000 shares issuable on exercise of an option.
  (5) Includes 40,000 shares of Common Stock and warrants to purchase 20,000 shares of Common Stock.

                                      47.

(6) Benitz & Partners Limited is an investment dealer regulated in England by the Securities and Futures Authority and holds the shares as a portfolio manager as an agent for accounts fully managed by it. Benitz & Partners Limited disclaims a beneficial interest in such shares.


                                      48.

                            SELLING SECURITYHOLDERS


         The following table sets forth the aggregate numbers of securities beneficially owned by each Selling Securityholder as of June 30, 1999 and the aggregate number of securities registered hereby that each Selling Securityholder may offer and sell pursuant to this Prospectus. Because the Selling Securityholders may sell all or a portion of the securities at any time and from time to time after the date hereof, no estimate can be made of the number of shares of Common Stock that each Selling Securityholder may retain upon the completion of the Offering. The shares of Common Stock have been included in this Prospectus pursuant to contractual rights granted to the Selling Securityholders to have their shares of Common Stock registered under the Securities Act.


          NAME OF SELLING SECURITYHOLDER                       COMMON STOCK               TOTAL NUMBER OF SHARES
                                                            BENEFICIALLY OWNED               OF COMMON STOCK
                                                        PRIOR TO THIS OFFERING(1)          OFFERED FOR SELLING
                                                                                       SECURITYHOLDERS' ACCOUNT(1)
----------------------------------------------------   -----------------------------   -----------------------------
Ackley Financial Ltd.                                                 120,000                       120,000

Balboa Fund, LP                                                        60,000                        60,000

Bank Sal. Oppenheim Jr. & Cie.                                        120,000                       120,000
(Switzerland) Ltd.

Arthur Bergeron                                                        39,000                        39,000

Malcolm Blumberg                                                       48,000                        48,000

J. Barrie Bradshaw                                                    130,800                       130,800

Jonathan Brooks                                                       120,000                       120,000

Canadian Advantage Limited Partnership                                 90,000                        90,000

Falcarberg Corporation                                                364,200                       364,200

Henry Fong                                                             39,000                        39,000

Irwin Gold                                                             39,000                        39,000

Roger A. Granberg                                                      39,000                        39,000


                                      49.


          NAME OF SELLING SECURITYHOLDER                       COMMON STOCK               TOTAL NUMBER OF SHARES
                                                            BENEFICIALLY OWNED               OF COMMON STOCK
                                                        PRIOR TO THIS OFFERING(1)          OFFERED FOR SELLING
                                                                                       SECURITYHOLDERS' ACCOUNT(1)
----------------------------------------------------   -----------------------------   -----------------------------
Hepplewhite Fund, LP                                                   48,000                        48,000

JO Hambro Investment Mgmt. LTD                                        120,000                       120,000

Jonpol Investments Limited                                             60,000                        60,000

K&S Associates                                                         45,000                        45,000

Lazard Capital Markets                                                410,000                       410,000

Wayne W. Mills                                                        203,000                       203,000

Osprey Group of Funds Limited                                          90,000                        90,000

Paine Webber Incorporated                                              90,000                        90,000

PEQUOD Investments, L.P.                                               60,000                        60,000

Picachon Investments Limited                                           90,000                        90,000

Puchala & Co. LLC (2)                                                  60,000                        60,000

Felicia Ross                                                           60,000                        60,000

Gretchen Ross                                                         115,500                       115,500

Royal Trust Company, SA                                               124,500                       124,500

SM Investors, L.P.                                                     60,000                        60,000

Jeffrey Thorp                                                         120,000                       120,000

Jeff Werbalowsky                                                       39,000                        39,000



-------------------------------------

                                      50.

(1) Includes shares of common stock issuable on exercise of warrants expiring February 29, 2000. Such warrants are exercisable at $4.50 per share.
(2)  Alfred J. Puchala, Jr., a Director, is a principal of this firm.



















                                      51.

                             PLAN OF DISTRIBUTION

        The Selling Securityholders may sell or distribute some or all of the Common Stock from time to time through underwriters or dealers or brokers or other agents or directly to one or more purchasers, including pledgees, in transactions (which may involve block transactions) on the OTC Bulletin Board-Registered Trademark- or in privately negotiated transactions (including sales pursuant to pledges), or in a combination of such transactions. Such transactions may be effected by the Selling Securityholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Brokers, dealers, agents or underwriters participating in such transactions as agent may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders (and, if they act as agent for the purchaser of such shares, from such purchaser). Such discounts, concessions or commissions as to a particular broker, dealer, agent or underwriter might be in excess of those customary in the type of transaction involved.

        The Selling Securityholders and any such underwriters, brokers, dealers or agents that participate in such distribution may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor the Selling Securityholders can presently estimate the amount of such compensation. We do not know of any existing arrangements between the Selling Securityholders and any underwriter, broker, dealer or other agent relating to the sale or distribution of the Selling Securityholders Securities.

         Under applicable rules and regulations currently in effect under the Exchange Act, any person engaged in a distribution of any of the shares of Common Stock may not simultaneously engage in market activities with respect to the Common Stock for a period of five business days prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Securityholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Regulation M thereunder, which provisions may limit the timing of purchases and sales of any of the shares of Common Stock by the Selling Securityholders. All of the foregoing may affect the marketability of the Common Stock.

         We will pay substantially all of the expenses incident to this offering of the securities to the public other than commissions and discounts of underwriters, brokers, dealers or agents. The Selling Securityholders may indemnify any broker, dealer, agent or underwriter that participates in transactions involving sales of the securities against certain liabilities, including liabilities arising under the Securities Act.

                                      52.

                          DESCRIPTION OF CAPITAL STOCK

                                     GENERAL

         Under our Certificate of Incorporation, the total number of shares of all classes of stock that we have authority to issue is 41,000,000 consisting of 1,000,000 shares of preferred stock, par value $0.01 per share, and 40,000,000 shares of common stock, par value $0.001 per share.

                                 PREFERRED STOCK

         Up to 1,000,000 shares of preferred stock, par value $0.01 per share, may be issued from time to time in one or more series. Our Board of Directors, without further approval of the stockholders, is authorized to to fix the rights and terms relating to dividends, conversion, voting, redemption, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each such series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our Common Stock and, under certain circumstances, be used as a means of discouraging , delaying or preventing a change in control of our company. As of June 30, 1999, we had no shares of preferred stock outstanding.

                                  COMMON STOCK

         The holders of Common Stock are entitled to one vote per share on all matters voted on by stockholders, including elections of Directors, and, except as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any series of preferred stock establishing the powers, designations, preferences and relative, participating, option or other special rights of such series ("Preferred Stock Designation"), the holders of such shares exclusively possess all voting power. The Certificate of Incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of preferred stock, the holders of Common Stock are entitled to such distributions as may be declared from time to time by the Board of Directors from funds available therefor, and upon liquidation are entitled to receive pro rata all assets of the Company available for distribution to such holders. All shares of Common Stock outstanding are fully paid and non-assessable and the holders thereof have no preemptive rights.

                                      53.

                                  LEGAL MATTERS

         The validity of the issuance of the Common Stock offered hereby has been passed upon for the Company by William S. Clarke, P.A., Princeton, New Jersey.

                         INDEPENDENT PUBLIC ACCOUNTANTS

         Our consolidated balance sheets as of December 31, 1998 and December 31, 1997 and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for each of the two years in the period ended December 31, 1998, appearing elsewhere in this Prospectus, have been included herein in reliance on the report of N.I. Cameron Inc., chartered accountants, given on the authority of said firm as experts in accounting and auditing.

                                    SOURCES

         Our references to the Nature magazine article on pages 31 and 35 refer to an article entitled, "Accessibility of Information on the Web", by Steve Lawrence and C. Lee Giles, that appeared on page 107 of the July 8, 1999 issue, volume 400. Nature is a Macmillan Magazines Ltd. publication.

                                      54.

                                SUITE101.COM INC.

                    (FORMERLY KNOWN AS KINETIC VENTURES LTD.)

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


YEARS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1997

         Independent Auditors' Report..................................................................F-2

         Consolidated Balance Sheets as of December 31, 1998
         and December 31, 1997.........................................................................F-3

         Consolidated Statements of Operations for
         the years ended December 31, 1998 and December 31, 1997.......................................F-5

         Consolidated Statements of Changes in Stockholders' Equity
         (Deficit) for the years ended December 31, 1998 and
         December 31, 1997.............................................................................F-6

         Consolidated Statement of Cash Flows for the years
         ended December 31, 1998 and
         December 31, 1997.............................................................................F-7

         Notes to Consolidated Financial Statements for
         the years ended December 31, 1998 and
         December 31, 1997.....................................................................F-8 to F-14


SIX MONTHS ENDED JUNE 30, 1998 AND JUNE 30, 1997

         Accountants' Compilation Report..............................................................F-15

         Consolidated Balance Sheets as of June 30, 1998 and
         June 30, 1999................................................................................F-16

         Consolidated Statements of Operations for the Six Months and
         Three Months Ended June 30, 1997 and June 30, 1998...........................................F-18

         Consolidated Statements of Cash Flows for the
         Six Months and Three Months Ended June 30, 1999
         and June 30, 1998............................................................................F-19

         Notes to Consolidated Financial Statements for the
         Six Months and the Three Months Ended June 30, 1999
         and June 30, 1998............................................................................F-20


                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Suite101.com Inc.
(formerly known as Kinetic Ventures Ltd.)

We have audited the accompanying consolidated balance sheets of Suite101.com Inc. as of December 31, 1998 and December 31, 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for the two years then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Suite101.com Inc. as of December 31, 1998 and December 31, 1997, and the results of their operations and their cash flows for the two years then ended, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, and, at the date of this report, has no liquidity resources. The Company's ability to continue as a going concern is dependent upon its ability to raise additional capital or to merge with a revenue producing venture partner. These matters raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                  N.I. Cameron Inc.  (signed)
VANCOUVER, B.C.                                            CHARTERED ACCOUNTANTS
February 11, 1999

                                SUITE101.COM INC.
                    (FORMERLY KNOWN AS KINETIC VENTURES LTD.)
                           CONSOLIDATED BALANCE SHEET
                     DECEMBER 31, 1998 AND DECEMBER 31, 1997


                                     ASSETS
                                                                       1998                1997
                                                                -------------------------------------
CURRENT ASSETS

      Cash                                                       $      10,544          $           -
      Accounts receivable (Note 4)                                       5,129                  7,177
      Income taxes recoverable                                           1,020                      -
                                                                -------------------------------------
                                                                        16,693                  7,177
                                                                -------------------------------------
PROPERTY, PLANT AND EQUIPMENT, at cost (Notes 3 and 4)
      Computer equipment                                                47,159                 42,612
      Furniture and fixtures                                               688                    740
      Leasehold improvements                                            16,495                 17,727
                                                                 ------------------------------------
                                                                        64,342                 61,079
      Less: accumulated amortization                                    29,222                 17,485
                                                                 ------------------------------------
                                                                        35,120                 43,594
                                                                 ------------------------------------

TOTAL ASSETS                                                     $      51,813          $      50,771
                                                                 ====================================


                                SUITE101.COM INC.
                    (FORMERLY KNOWN AS KINETIC VENTURES LTD.)
                           CONSOLIDATED BALANCE SHEET
                     DECEMBER 31, 1998 AND DECEMBER 31, 1997


                      LIABILITIES AND STOCKHOLDERS' DEFICIT


CURRENT LIABILITIES

      Checks written in excess of funds on deposit                        $           -             $      1,578
      Accounts payable                                                          126,338                   14,528
                                                                          --------------------------------------
                                                                                126,338                   16,106

DUE TO STOCKHOLDERS (Note 4)                                                    193,691                  335,203
DUE TO AFFILIATED COMPANIES (Note 5)                                             42,623                   69,606
                                                                          --------------------------------------
TOTAL LIABILITIES                                                               362,652                  420,915
                                                                          --------------------------------------

CAPITAL STOCK (NOTES 7 AND 8)

      Authorized:
           40,000,000 common shares with a par value of $0.001 each
      Issued:
           10,061,288 common shares                                              10,062                       73

ADDITIONAL PAID-IN CAPITAL                                                      386,261                        -
DEFICIT                                                                        (757,331)                (383,564)

EQUITY ADJUSTMENT FROM FOREIGN

      CURRENCY TRANSLATION                                                       50,169                   13,347
                                                                          --------------------------------------
TOTAL STOCKHOLDERS' DEFICIT                                                    (310,839)                (370,144)
                                                                          --------------------------------------



TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                                $     51,813               $   50,771
                                                                          ======================================


                The accompanying notes are an integral part of these
                        consolidated financial statements.

                                SUITE101.COM INC.
                    (FORMERLY KNOWN AS KINETIC VENTURES LTD.)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
           FOR THE YEARS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1997


                                                       1998                     1997
                                                  ----------------------------------------
SALES                                              $     18,769               $      6,751

OPERATING EXPENSES
      General and administrative                        396,057                    258,255
                                                   ---------------------------------------

LOSS FROM OPERATIONS                                   (377,288)                  (251,504)

OTHER INCOME
      Other income, net                                   3,521                      3,623
                                                   ---------------------------------------
NET LOSS                                           $   (373,767)              $   (247,881)
                                                   =======================================
INCOME (LOSS) PER SHARE
      Basic and Diluted                            $      (0.10)              $      (0.07)
                                                   =======================================
      Average common shares outstanding               3,825,020                  3,405,622
                                                   =======================================


              The accompanying notes are an integral part of these
                      consolidated financial statements.

                                Suite101.com Inc.
                    (FORMERLY KNOWN AS KINETIC VENTURES LTD.)
      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
           FOR THE YEARS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1997


                                                                                       Equity
                                                                                     Adjustment
                                                                                        From                          Total
                                                                      Additional       Foreign                    Stockholders'
                                            Common Stock               Paid-in        Currency      Accumulated       Equity
                                        Shares          Amount         Capital       Translation      Deficit       (Deficit)
                                   -----------------------------------------------------------------------------------------------
Balances, January 1, 1997                  100           $  73        $     -          $  693         $ (135,683)      $ (134,917)

Net Loss for the Year
  Ended December 31, 1997                                                                               (247,881)        (247,881)

Translation Adjustments for
  the Year Ended
  December 31, 1997                                                                     12,654                             12,654
                                   -----------------------------------------------------------------------------------------------
Balances, December 31, 1997                100              73              -           13,347          (383,564)        (370,144)

Capitalization of stockholder
  loans (Note 7)                       717,703         468,078              -                                             468,078

Adjustment of shares to reflect
  Capital stock as of date of
  reverse takeover                   5,937,863        (461,495)       461,495                                                   -

Issuance of shares to effect
  reverse takeover (Note 2)          3,405,622           3,406                                                              3,406

Cost of reverse takeover (Note 2)                                     (75,234)                                            (75,234)

Net loss for the Year Ended
  December 31, 1998                                                                                     (373,767)        (373,767)
Translation Adjustments for
  the Year Ended
  December 31, 1998                                                                     36,822                             36,822
                                   -----------------------------------------------------------------------------------------------
                                    10,061,288        $ 10,062       $386,261          $50,169        $ (757,331)      $ (310,839)
                                   ===============================================================================================


              The accompanying notes are an integral part of these
                     consolidated financial statements.

                                Suite101.com Inc.
                    (FORMERLY KNOWN AS KINETIC VENTURES LTD.)
                      CONSOLIDATED STATEMENT OF CASH FLOWS
           FOR THE YEARS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1997


                                                                                            1998                   1997
                                                                                      ---------------------------------------
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES
      Net loss                                                                           $   (373,767)          $  (247,881)
      Adjustment to reconcile net loss to
         net cash used in operating activities
              Amortization                                                                     13,392                12,699
                                                                                       ------------------------------------
                                                                                             (360,375)             (235,182)
      Changes in operating assets and liabilities
              Accounts receivable                                                               1,602                 1,745
              Accounts payable and accrued expenses                                           113,611                 4,254
              Income taxes                                                                     (1,020)                    -
                                                                                       ------------------------------------
      Net cash used in operating activities                                                  (246,182)             (229,183)
                                                                                       ------------------------------------
CASH FLOWS USED IN INVESTING ACTIVITIES
      Purchase of capital assets                                                               (7,763)              (22,102)
                                                                                       ------------------------------------
      Net cash used in operating activities                                                    (7,763)              (22,102)
                                                                                       ------------------------------------
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES
      Advances from (to) stockholders                                                        (124,408)              204,661
      Advances from (to) affiliated companies                                                 (23,523)               33,485
      Shares issued to effect reverse takeover                                                  3,406                     -
      Cost of reverse takeover                                                                (75,234)                    -
      Proceeds from issuance of common stock
        to reduce stockholder loans                                                           468,078                     -
                                                                                       ------------------------------------
      Net cash provided by financing activities                                               248,319               238,146
                                                                                       ------------------------------------
EFFECT OF EXCHANGE RATES ON CASH                                                               17,748                   (67)
                                                                                       ------------------------------------
NET INCREASE (DECREASE) IN CASH                                                                12,122               (13,206)
CASH (DEFICIENCY) AT BEGINNING OF YEAR                                                         (1,578)               11,628
                                                                                       ------------------------------------
CASH (DEFICIENCY) AT END OF YEAR                                                         $     10,544           $    (1,578)
                                                                                       ====================================


              The accompanying notes are an integral part of these
                     consolidated financial statements.

                              Suite101.com Inc.
                 (FORMERLY KNOWN AS KINETIC VENTURES LTD.)
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  DECEMBER 31, 1998 AND DECEMBER 31, 1997

1.       THE COMPANY

         Suite101.com Inc. (formerly known as Kinetic Ventures Ltd. (the "Company")) was incorporated in the State of California, United States on May 20, 1991, and reincorporated in the State of Delaware, United States on December 31, 1993. By way of a reverse takeover on December 8, 1998 (see Note 2) the Company acquired a wholly-owned subsidiary i5ive communications inc. ("i5ive"). i5ive is engaged in the creation, operation and maintenance of a World Wide Web based community.

         GOING CONCERN

         The accompanying consolidated financial statements have been presented assuming the Company will continue as a going concern. At December 31, 1998, the Company had accumulated $757,331 in losses and had no material revenue producing operations. At the date of this report, the Company has almost no liquidity and its ability to continue as a going concern is dependent upon its ability to raise additional capital or merge with a revenue producing venture partner. These matters raise substantial doubt about the Company's ability to continue as a going concern. No adjustments have been made in the accompanying consolidated financial statements to provide for this uncertainty.

         BASIS OF PRESENTATION

         The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Endovascular, Inc., a California corporation and i5ive communications inc. a Canadian company. All intercompany accounts and transactions have been eliminated in consolidation. As at December 31, 1998, there were no operations in the Company or Endovascular, Inc.

2.       BUSINESS ACQUISITION BY WAY OF REVERSE TAKEOVER

         By an agreement which was completed on December 8, 1998, the Company acquired all the issued and outstanding shares of i5ive for consideration by the issuance of 3,405,622 common shares of the Company. The issuance of these shares and the concurrent transfer of 2,500,000 previously-issued shares to the former stockholders of i5ive resulted in control of these companies being acquired by the former stockholders of i5ive. In addition, the entire Board of Directors of the Company is comprised of directors of i5ive. The business combination is accounted for as a reverse takeover whereby the consolidated financial statements are issued under the name of the Company but described in the notes and elsewhere as a continuation of i5ive and not the Company. The legal capital structure

                              Suite101.com Inc.
                 (FORMERLY KNOWN AS KINETIC VENTURES LTD.)
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  DECEMBER 31, 1998 AND DECEMBER 31, 1997


2.       BUSINESS ACQUISITION BY WAY OF REVERSE TAKEOVER (CONTINUED)

         remains that of the Company but the stockholders' deficit of i5ive has replaced the stockholders' deficit of the Company.

         The cost of the purchase has been based on the par value of the issued shares of the legal parent. The cost of the purchase has been allocated to the assets and liabilities of the legal parent as follows:


                  Cost of purchase                                        $   3,406
                  Less:  Assets                                              (1,114)
                  Add:  Liabilities                                          72,942
                                                                          ---------
                  Unallocated purchase price                              $  75,234
                                                                          =========


         The unallocated purchase price has been treated for accounting purposes as a reduction of additional paid-in capital and not to goodwill as the nature of the transaction was for i5ive to obtain a listing on the OTC Bulletin Board by way of reverse takeover. The cost is associated with publicly listing shares and not with any business associated with the Company.


3.       SIGNIFICANT ACCOUNTING POLICIES

         The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement by management.

         The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

         (a)   PROPERTY, PLANT AND EQUIPMENT

               Property, plant and equipment are capitalized at original cost and amortized over their estimated useful lives at the following annual bases and rates:


                       Computer equipment            30% declining balance
                       Furniture and fixtures        20% declining balance
                       Leasehold improvements        20% straight-line


                              Suite101.com Inc.
                 (FORMERLY KNOWN AS KINETIC VENTURES LTD.)
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  DECEMBER 31, 1998 AND DECEMBER 31, 1997


         3.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

              One-half the normal amortization is taken in the year of acquisition

         (b)  RESEARCH AND DEVELOPMENT

              Research and development costs are expensed as incurred.

         (c)  FOREIGN EXCHANGE

              Unless otherwise stated, all amounts are in United States dollars. The functional currency of i5ive is the Canadian dollar. Hence, all asset and liability accounts have been translated using the exchange rate as at December 31, 1998 and December 31, 1997 and all revenues and expenses have been translated using the average exchange rate for each period. The rates used were as follows:


          (equivalent Cdn $ per U.S. $)                                   1998         1997
                                                                        ---------------------
          December 31 rate                                               .6522         .7009
          Average rate for the year                                      .6743         .7223


         (d)  INCOME TAXES

              The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns.

              Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and the tax basis of assets and liabilities using enacted rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

                              Suite101.com Inc.
                 (FORMERLY KNOWN AS KINETIC VENTURES LTD.)
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  DECEMBER 31, 1998 AND DECEMBER 31, 1997


3.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     (e) STOCK OPTIONS

         Statement of Financial Accounting Standards No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

     (f) NET LOSS PER COMMON SHARE

         The Company computes its loss per share in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, "EARNINGS PER SHARE" ("EPS") issued in February 1997. SFAS No. 128 requires dual presentation of basic EPS and diluted EPS on the face of the income statement for entities with complex capital structures. Basic EPS is computed as net income divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants and other convertible securities.


4.    DUE TO STOCKHOLDERS


                                                                                 1998               1997
                                                                             -------------------------------
    (a)  Amounts payable on demand bearing interest                           $  128,690          $  335,203
         at 6.5% per annum calculated semi-annually not
         in advance.  The loans are secured by all the assets
         of i5ive.  Interest on these loans has been waived
         during the year.

    (b)  Amounts with no specific terms of repayment.                             65,001                   -
                                                                             -------------------------------
                                                                              $  193,691          $  335,203
                                                                             ===============================


                              Suite101.com Inc.
                 (FORMERLY KNOWN AS KINETIC VENTURES LTD.)
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  DECEMBER 31, 1998 AND DECEMBER 31, 1997

5.     DUE TO AFFILIATED COMPANIES

       Amounts due to affiliated companies have no specific terms of repayment and are interest-free. Of the total, $24,028 (1997 - $69,606) is owed to 100%-owned subsidiaries of a 14% stockholder of the Company and $18,595 (1997 - 0) is owed to a related management company.

6.     RELATED PARTY TRANSACTIONS

       The Company has incurred salaries of $28,319 (1997 - $22,754) to a minority stockholder and director of the Company.

7.     CAPITAL STOCK

       In December 1998, i5ive issued 717,703 common shares to eliminate debt to stockholders of $468,078.

       In December 1998, 3,405,622 shares were issued for the purchase of i5ive (see Note 2).

8.     STOCK OPTIONS

       THE COMPANY'S 1998 STOCK INCENTIVE PLAN

       In December 1998, the Company adopted the 1998 Stock Incentive Plan (the "Plan"). The Plan was adopted by the Board of Directors of the Company and is subject to approval by the stockholders of the Company within twelve months of the date the Board of Directors adopted the Plan. All options currently outstanding under the Plan are conditioned upon the plan receiving such approval. Under the Plan, 1,200,000 shares of Common Stock have been reserved for issuance on exercise of options granted under the Plan.

       On the date of the closing of the Transaction with i5ive, outstanding options granted under i5ive's 1998 Stock Incentive Plan were assumed by the Company under the Plan and no further option grants will be made under i5ive's Plan. The assumed options have substantially the same terms, subject to anti-dilution adjustment, as will be in effect for grants made under the Company's Plan.

                              Suite101.com Inc.
                 (FORMERLY KNOWN AS KINETIC VENTURES LTD.)
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  DECEMBER 31, 1998 AND DECEMBER 31, 1997


8.     STOCK OPTIONS

       THE COMPANY'S 1998 STOCK INCENTIVE PLAN (CONTINUED)

       The Board of Directors of the Company may amend or modify the Plan at any time, subject to any required stockholder approval. The Plan will terminate on the earliest of (i) 10 years after the Plan Effective Date,
       (ii) the date on which all shares available for issuance under the Plan have been issued as fully-vested shares or (iii) the termination of all outstanding options in connection with certain changes in control or ownership of the Company.

       As a consequence of assuming options granted under the i5ive Plan, the Company has outstanding under the Plan options to purchase an aggregate of 333,110 shares of Common Stock at an exercise price of $1.50. Of these options, 278,207 will vest to the holders on December 4, 1999 and 54,903 will vest on December 4, 2000.

9.     INCOME TAXES

       At December 31, 1998, there were deferred income tax assets resulting primarily from operating loss carryforwards for Canadian tax purposes totalling approximately $300,000 less a valuation allowance of $300,000. The valuation allowance on deferred tax assets increased by $110,300 and $135,300 during 1997 and 1998, respectively.

       At December 31, 1998, the Company had net operating loss carryforwards for Canadian tax purposes of approximately $603,957. These carryforwards begin to expire in 2003. During the year, the Company's U.S. loss carryforwards were eliminated due to a change in control of the Company and the change in the Company's operations.


10.    EARNINGS PER SHARE (EPS)

       Earnings per share for the years ended December 31, were computed as follows:


                                                                        1998                  1997
                                                                   -----------------------------------
            Net loss                                                $   (373,767)         $   (247,881)
            Weighted average common shares outstanding                 3,825,020             3,405,622
                                                                   -----------------------------------
            Basic and diluted EPS                                   $      (0.10)         $      (0.07)
                                                                   ===================================


                              Suite101.com Inc.
                 (FORMERLY KNOWN AS KINETIC VENTURES LTD.)
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  DECEMBER 31, 1998 AND DECEMBER 31, 1997


11.    UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

       The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

12.    FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

       The Company's financial instruments consist of cash, accounts receivable, accounts payable and due to stockholders. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values.

                         ACCOUNTANTS' COMPILATION REPORT



We have compiled the accompanying consolidated balance sheets of Suite101.com Inc. as of June 30, 1999 and June 30, 1998 and the related consolidated statements of operations and cash flows for the six-month and three-month periods then ended in accordance with Statements on Standards for Accounting and Review services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and accordingly, do not express an opinion or any form of assurance on them.






                                            N.I. Cameron Inc. (signed)
VANCOUVER, B.C.                               CHARTERED ACCOUNTANTS
July 16, 1999

                                Suite101.com Inc.
                    (FORMERLY KNOWN AS KINETIC VENTURES LTD.)
                           CONSOLIDATED BALANCE SHEETS
                         JUNE 30, 1999 AND JUNE 30, 1998
                (UNAUDITED - SEE ACCOUNTANTS' COMPILATION REPORT)

                                     ASSETS


                                                                             JUNE 30,              JUNE 30,
                                                                               1999                  1998
CURRENT ASSETS
      Cash                                                               $   4,057,447           $     2,320
      Accounts receivable                                                        9,135                 2,024
      Prepaid expenses and deposits                                             71,500                     -
                                                                       -------------------------------------
                                                                             4,138,082                 4,344
                                                                       -------------------------------------
PROPERTY, PLANT AND EQUIPMENT, AT COST
      Computer equipment                                                        65,250                44,850
      Furniture and fixtures                                                    10,621                   721
      Leasehold improvements                                                    11,350                17,260
                                                                       -------------------------------------
                                                                                87,221                62,831
      Less: accumulated amortization                                            28,768                23,464
                                                                       -------------------------------------
                                                                                58,453                39,367
                                                                       -------------------------------------
TOTAL ASSETS                                                             $   4,196,535           $    43,711
                                                                       =====================================


              The accompanying notes are an integral part of these
                     consolidated financial statements.

                                Suite101.com Inc.
                    (FORMERLY KNOWN AS KINETIC VENTURES LTD.)
                           CONSOLIDATED BALANCE SHEETS
                         JUNE 30, 1999 AND JUNE 30, 1998
                (UNAUDITED - SEE ACCOUNTANTS' COMPILATION REPORT)

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


CURRENT LIABILITIES

      Accounts payable                                                   $     174,404           $    21,963

DUE TO STOCKHOLDERS                                                                  -               445,736
DUE TO AFFILIATED COMPANIES                                                          -                72,550
                                                                         -----------------------------------
TOTAL LIABILITIES                                                              174,404               540,249
                                                                         -----------------------------------




CAPITAL STOCK (Note 4)

      Authorized:
           40,000,000 common shares with a par value of $0.001 each
      Issued:
           12,061,288 common shares                                             12,062                    73

ADDITIONAL PAID-IN CAPITAL                                                   5,220,510                     -
DEFICIT                                                                     (1,245,566)              (522,141)

EQUITY ADJUSTMENT FROM FOREIGN

      CURRENCY TRANSLATION                                                      35,125                25,530
                                                                         -----------------------------------
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                                         4,022,131              (496,538)
                                                                         -----------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS'
      EQUITY (DEFICIT)                                                   $   4,196,535          $     43,711
                                                                         ===================================


              The accompanying notes are an integral part of these
                      consolidated financial statements.

                                Suite101.com Inc.
                    (FORMERLY KNOWN AS KINETIC VENTURES LTD.)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE SIX-MONTH AND THREE-MONTH PERIODS ENDED
                         JUNE 30, 1999 AND JUNE 30, 1998
                (UNAUDITED - SEE ACCOUNTANTS' COMPILATION REPORT)


                                                                     THREE-MONTHS ENDED                   SIX-MONTHS ENDED
                                                                    JUNE 30                          JUNE 30
                                                                     1999            1998              1999           1998
                                                                ----------------------------      ---------------------------
SALES                                                            $      426       $        -       $      842      $    9,673
                                                                ----------------------------      ---------------------------

OPERATING EXPENSES

     General and administrative                                     270,721           80,553          482,772         150,737
     Marketing                                                       41,490                -           41,490               -
                                                                ----------------------------      ---------------------------
                                                                    312,211           80,553          524,262         150,737
                                                                ----------------------------      ---------------------------
LOSS FROM OPERATIONS                                               (311,785)         (80,553)        (523,420)       (141,064)
                                                                ----------------------------      ---------------------------

OTHER INCOME (EXPENSE)
     Loss on disposal of leasehold improvements                      (8,130)               -           (8,130)              -
     Other income, net                                               42,987            2,154           43,313           2,486
                                                                ----------------------------      ---------------------------
                                                                     34,857            2,154           35,183           2,486
                                                                ----------------------------      ---------------------------
NET LOSS                                                         $ (276,928)       $ (78,399)      $ (488,237)     $ (138,578)
                                                                ============================      ===========================

INCOME (LOSS) PER SHARE

     Basic and Diluted (Note 5)                                  $    (0.02)       $   (0.02)      $    (0.04)     $    (0.04)
                                                                ============================      ===========================
     Weighted average common shares outstanding                  11,797,551        3,405,622       10,934,216       3,405,622
                                                                ============================      ===========================


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                SUITE101.COM INC.
                    (FORMERLY KNOWN AS KINETIC VENTURES LTD.)
                      CONSOLIDATED STATEMENT OF CASH FLOWS
         FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 1999 AND JUNE 30, 1998
                (UNAUDITED - SEE ACCOUNTANTS' COMPILATION REPORT)


                                                                         JUNE 30,            JUNE 30,
                                                                           1999                  1998
                                                                      -------------------------------
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES
      Net loss                                                         $   (488,237)      $  (138,578)
      Adjustments to reconcile net loss to
         net cash used in operating activities
              Loss on disposal of leasehold improvements                      8,130                 -
              Amortization                                                    7,119             6,558
                                                                      -------------------------------
                                                                           (472,988)         (132,020)
      Changes in operating assets and liabilities
              Accounts receivable                                            (3,772)            5,093
              Income taxes                                                    1,020                 -
              Prepaid expenses and deposits                                 (71,500)                -
              Accounts payable and accrued expenses                          44,870             7,953
                                                                      -------------------------------

      Net cash used in operating activities                                (502,370)         (118,974)
                                                                      -------------------------------

CASH FLOWS USED IN INVESTING ACTIVITIES
      Purchase of capital assets                                            (36,745)           (3,409)
                                                                      -------------------------------

      Net cash used in operating activities                                 (36,745)           (3,409)
                                                                      -------------------------------

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES
      Advances from (to) stockholders                                      (198,664)          121,588
      Advances from (to) affiliated companies                               (43,091)            4,866
      Shares issued                                                       4,836,250                 -
                                                                      -------------------------------

      Net cash provided by financing activities                           4,594,495           126,454
                                                                      -------------------------------
EFFECT OF EXCHANGE RATES ON CASH                                             (8,477)             (173)
                                                                      -------------------------------

NET INCREASE IN CASH                                                      4,046,903             3,898
CASH (DEFICIENCY) AT BEGINNING OF PERIOD                                     10,544            (1,578)
                                                                      -------------------------------
CASH AT END OF PERIOD                                                  $  4,057,447       $     2,320
                                                                      ===============================


              The accompanying notes are an integral part of these
                      consolidated financial statements.

                                SUITE101.COM INC.
                    (FORMERLY KNOWN AS KINETIC VENTURES LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         JUNE 30, 1999 AND JUNE 30, 1998
                (UNAUDITED - SEE ACCOUNTANTS' COMPILATION REPORT)

1.    THE COMPANY

      Suite101.com Inc. (formerly known as Kinetic Ventures Ltd. (the "Company")) was incorporated in the State of California, United States on May 20, 1991, and reincorporated in the State of Delaware, United States on December 31, 1993. By way of a reverse purchase acquisition on December 8, 1998 the Company acquired a wholly-owned subsidiary, i5ive communications inc. ("i5ive"). i5ive is engaged in the creation, operation and maintenance of a World Wide Web based community. Because of this reverse purchase acquisition, the financial statements for June 30, 1998 and the six-month period then ended are those of i5ive and not those originally reported for Kinetic Ventures Ltd.

      GOING CONCERN

      The accompanying consolidated financial statements have been presented assuming the Company will continue as a going concern. As at June 30, 1999, the Company had accumulated $1,245,566 in losses and had no material revenue producing operations.


2.    BASIS OF PRESENTATION

      The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Endovascular, Inc., a California corporation and i5ive communications inc. a Canadian company. All intercompany accounts and transactions have been eliminated in consolidation. As at June 30, 1999, there were no operations in the Company or Endovascular, Inc.

      Although unaudited, the interim consolidated financial statements in this report reflect all adjustments, consisting of normal recurring accruals, which are, in the opinion of management, necessary for a fair statement of financial position, results of operations and cash flows for the interim periods covered and of the financial condition of the Company at the interim balance sheet dates. The results of operations for the interim periods presented are not necessarily indicative of the results expected for the entire year.

                                SUITE101.COM INC.
                    (FORMERLY KNOWN AS KINETIC VENTURES LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         JUNE 30, 1999 AND JUNE 30, 1998
                (UNAUDITED - SEE ACCOUNTANTS' COMPILATION REPORT)

2.    BASIS OF PRESENTATION (CONTINUED)

      These consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 1998.


3.    FOREIGN EXCHANGE

      Unless otherwise stated, all amounts are in United States dollars. The functional currency of i5ive is the Canadian dollar. Hence, all asset and liability accounts have been translated using the exchange rate as at June 30, 1999 and June 30, 1998 and all revenues and expenses have been translated using the average exchange rate for each period. The rates used were as follows:


      (equivalent Cdn $ per U.S. $)                1999            1998
                                                  -----------------------
      June 30 rate                                 .6835           .6825

      Average rate for the three-month period      .6790           .6912


4.    CAPITAL STOCK

      In April 1999, the Company completed a private placement of 1,000,000 units for $5,000,000. Each unit was comprised of two common shares and one warrant entitling the holder to purchase an additional common share for $4.50 on or before February 29, 2000. To date, none of these warrants have been exercised. The Company incurred $163,750 in expenses concerning this share issuance.

5.    EARNINGS PER SHARE

      The calculation of fully diluted earnings per share has excluded any potential exercise of warrants or options, as the inclusion of these items would be anti-dilutive.

                   PART II - INFORMATION NOT REQUIRED IN
                                  PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the Delaware General Corporation Law and Article Five,
Section 5.1 of the Registrant's By-Laws provide for indemnification of present and former officers, directors, employees and agents.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         Expenses in connection with the issuance and distribution of the securities being registered hereunder, other than underwriting commissions and expenses, are estimated to be as follows:


          Registration Fee                                     $  2,207.00
                                                               ------------
          Printing Expenses                                    $     *
                                                               ------------
          Accounting Fees and Expenses                         $     *
                                                               ------------
          Legal Fees and Expenses                              $     *
                                                               ------------
          State Securities Law Fees and Expenses               $     *
                                                               ------------
          Transfer Agent and Registrar Fees and Expenses       $     *
                                                               ------------
          Miscellaneous Expenses                               $     *
                                                               ------------

          TOTAL                                                $     *
                                                               ------------

---------------------
* To be provided by amendment

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

         During the past three years, the Registrant has issued the following unregistered securities.

         1. During the months of March and April 1999 the Registrant sold 1,000,000 Units of securities, each Unit consisting of two (2) shares of Common Stock, par value $0.001 per share, and one (1) warrant expiring February 29, 2000 to purchase one (1) share of Common Stock at an exercise price of $4.50 per share. The Units were purchased by 38 persons all of whom were "accredited investors" as defined in Regulation D under the Securities Act of 1933, as amended (the "Securities Act"). Restrictive legends were affixed to the share certificates and stop transfer instructions were given to the Registrant's transfer agent restricting transfer without compliance with the registration requirements of the Securities Act. The Registrant relied on the exemption from the registration requirements of the Securities Act provided by Regulation D and
Section 4(2) of the Securities Act.

         2. On December 10, 1999, in connection with its acquisition of the outstanding capital stock of i5ive communications, Inc., the Registrant issued an aggregate of 3,405,622 shares of Common Stock to Northfield Capital Corporation and 284085 BC, Ltd. Restrictive legends were affixed to the share certificates and stop transfer instructions were given to the Registrant's transfer agent restricting transfer without compliance with the registration requirements of the Securities Act. The Registrant relied on the exemption from the registration requirements of the Securities Act provided by Section 4(2) of the Securities Act.

         3. In December 1997, the Registrant sold 5,000,000 shares of Common Stock to Benitz & Partners Limited for $300,000. The purchaser represented that it was an "accredited investor" as defined under Regulation D under the Securities Act and that it was acquiring the shares for investment and not with a view to distribution Restrictive legends were affixed to the share certificates and stop transfer instructions were given to the Registrant's transfer agent restricting transfer without compliance with the registration requirements of the Securities Act. The Registrant relied on the exemption from the registration requirements of the Securities Act provided by Section 4(2) of the Securities Act.

ITEM 27. EXHIBITS


      EXHIBIT NUMBER                         DESCRIPTION
 ------------------------  -----------------------------------------------------
            3.1            Certificate of Incorporation filed with the State of
                           Delaware December 15, 1993(1)

            3.2 Plan and Agreement of Merger filed with the state of Delaware on December 31, 1993(1)

            3.3 Certificate of Amendment filed with the State of Delaware on March 20, 1997(2)

            3.4 Certificate of Correction filed with the State of Delaware on April 7, 1997(2)

            3.5 Certificate of Amendment filed with the State of Delaware on November 25, 1998(3)

            3.6 Certificate of Amendment filed with the State of Delaware on December 4, 1998(3)

            3.7            By-laws of the Registrant(1)

           5.1*            Opinion of William S. Clarke, P.A.

            21             Subsidiaries of the Registrant:
                                     NAME                                        STATE OF INCORPORATION
                           i5ive communications, Inc.                                British Columbia

           23.1            Consent of N.I. Cameron Inc.


                                      II-3



      EXHIBIT NUMBER                         DESCRIPTION
 ------------------------  -----------------------------------------------------
          23.2 *           Consent of William S. Clarke, P.A. (included in
                           Exhibit 5.1)

            24 Power of Attorney (included in the Signature Pages of this Registration Statement)


-----------------------------

*        to be filed by amendment

(1)      Filed as an exhibit to the Registrant's registration statement on Form
         10-SB.

(2) Filed as an exhibit to the Registrant's Current Report on Form 8-K dated March 20, 1997.

(3) Filed as an exhibit to the Registrant's Current Report on Form 8-K dated December 10, 1998.

ITEM 28. UNDERTAKINGS

         A.       The undersigned Registrant hereunder undertakes:

                  (1) to file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

                           (i)      include any prospectus required by Section
10(a)(3) of the Securities Act of 1933, as amended (the "Act");

                           (ii)     reflect in the prospectus any facts or
events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

                           (iii)    include any additional or changed material
information on the plan of distribution.

                  (2) That, for the purpose of determining liability under the Act, to treat each such post-effective amendment as a new Registration Statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

                  (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

                  (4) For purposes of determining any liability under the Act, to treat the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act as part of this registration statement as of the time the Commission declared it effective.

                  (5) For determining any liability under the Act, to treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

         B. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Small Business Issuer pursuant to the foregoing provisions, or otherwise, the Small Business Issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Small Business Issuer of expenses incurred or paid by a director, officer or controlling person of the Small Business Issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Small Business Issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2, and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Vancouver, Province of British Columbia, on August 16, 1999.


                                       SUITE101.COM, INC.



                                    By:  /s/ Peter L. Bradshaw
                                        ------------------------------------
                                        Peter L. Bradshaw, President,
                                        Chief Executive Officer
                                         and Chief Financial Officer


         In accordance with the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


  /s/ Peter L. Bradshaw              Director, President, Chief Executive         August 16, 1999
-----------------------------------   Officer and Chief Financial Officer
Peter L. Bradshaw                     (Principal Executive Officer and
                                      Principal Financial and Accounting Officer)

Julia M. Bradshaw
  /s/ Peter L. Bradshaw
  (pursuant to power of attorney)    Director                                     August 16, 1999
-----------------------------------

Sunny Hirai
  /s/ Peter L. Bradshaw
  (pursuant to power of attorney)    Director                                     August 16, 1999
-----------------------------------

Mitchell G. Blumberg
  /s/ Peter L. Bradshaw
  (pursuant to power of attorney)    Director                                     August 16, 1999
-----------------------------------

Alfred J. Puchala, Jr.
  /s/ Peter L. Bradshaw
  (pursuant to power of attorney)    Director                                     August 16, 1999
-----------------------------------


                               SUITE101.COM, INC.
                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS that each of the undersigned directors and officers of Suite101.com, Inc. a Delaware corporation, which is filing a Registration Statement on Form SB-2 with the Securities and Exchange Commission, Washington, D.C. 20549 under the provisions of the Securities Act of 1933, as amended (the "Securities Act"), hereby constitutes and appoints Peter L. Bradshaw and Julia M. Bradshaw, and each of them, the individual's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his name, place and stead, in any and all capacities, to sign such Registration Statement and any or all amendments, including post-effective amendments, to the Registration Statement, including a Prospectus or an amended Prospectus therein and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


  /s/ Peter L. Bradshaw              Director, President, Chief Executive         August 16, 1999
-----------------------------------   Officer and Chief Financial Officer
Peter L. Bradshaw                     (Principal Executive Officer and
                                      Principal Financial and Accounting Officer)

  /s/ Julia M. Bradshaw              Director                                     August 16, 1999
-----------------------------------
  Julia M. Bradshaw

  /s/Sunny Hirai                     Director                                     August 16, 1999
-----------------------------------
  Sunny Hirai

  /s/ Mitchell G. Blumberg           Director                                     August 16, 1999
-----------------------------------
  Mitchell G. Blumberg

  /s/ Alfred J. Puchala, Jr.         Director                                     August 16, 1999
-----------------------------------
  Alfred J. Puchala, Jr.



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